UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                       to
                                   Form 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              BREDA TELEPHONE CORP.
                 (Name of Small Business Issuer in its Charter)

           Iowa                                       42-0895882
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

   Highway 217 East, P.O. Box 190, Breda, Iowa                    51436
     (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:     (712) 673-2311

Securities to be registered under Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
            None                                        None

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                                (Title of class)

                                     PART I

Item 1. Description of Business.
--------------------------------

     General.
     --------

     Breda Telephone Corp. is an Iowa corporation with its principal offices in Breda, Iowa. Breda was incorporated in 1964 to provide local telephone services to Breda, Iowa and the surrounding rural area.

     Breda's principal business is still providing telephone services. Telephone services are also now provided by two of Breda's wholly owned subsidiaries, Prairie Telephone Company, Inc. and Westside Independent Telephone Company. A total of seven Iowa towns and their surrounding rural areas currently receive telephone services from Breda, Prairie Telephone or Westside Independent.

     Prairie Telephone is an Iowa corporation that was incorporated in 1968.

     Westside Independent is an Iowa corporation that was incorporated in 1957. Breda acquired the stock of Westside Independent in June, 1998. Breda's acquisition of Westside Independent is discussed below.

     Another of Breda's wholly owned subsidiaries, Tele-Services, Ltd., provides cable television services to sixteen towns in Iowa and one town in Nebraska. Tele-Services is an Iowa corporation. It was incorporated in 1983. Westside Communications, Inc. is a wholly owned subsidiary of Tele-Services. Westside Communications provides cable television services to two Iowa towns. Tele-Services acquired the stock of Westside
     Communications in June, 1998. Tele-Services' acquisition of Westside Communications is discussed below.

     Breda's and its subsidiaries' telephone and cable television businesses are discussed in more detail below. Some of the other miscellaneous business operations of Breda and its subsidiaries are also briefly discussed below.

     Telephone Services.
     -------------------

     Breda,   Prairie  Telephone  and  Westside  Independent  provide  telephone services to the following seven Iowa towns and their surrounding rural areas:

          o    Breda, Iowa                   o    Pacific Junction, Iowa

          o    Lidderdale, Iowa              o    Yale, Iowa

          o    Macedonia, Iowa               o    Westside, Iowa.

          o    Farragut, Iowa

     Breda provides services to Breda, Lidderdale and Macedonia. Prairie Telephone provides services to Farragut, Pacific Junction and Yale. Westside Independent provides services to Westside. The surrounding rural areas that are served are those within approximately a ten mile to fifteen mile radius of each of the towns.

     All of the towns are in central and southern Iowa.


     The primary services provided by Breda, Prairie Telephone and Westside Independent are providing their subscribers with basic local telephone service and access services for long distance or other calls outside the local calling area. As of June 30, 1999, they were serving approximately 2,558 telephone numbers and related access lines. Breda, Prairie Telephone and Westside Independent derive their principal revenues from providing these services.


     They also provide other telephone related services. For example, they sell and lease telephone equipment to their subscribers, provide inside wiring and other installation, maintenance and repair services to their subscribers, and provide custom calling services to their subscribers. They also derive revenues from providing billing and collection services for some long distance carriers for the long distance calls made by their subscribers.

     Breda, Prairie Telephone and Westside Independent are all subject to regulation by the Iowa Utilities Board. They operate their telephone businesses pursuant to certificates and various rules and regulations promulgated by the IUB. Although not anticipated to occur, the IUB could terminate their right to provide services if they fail to comply with those rules and regulations.


     As indicated above, the IUB regulates or has the authority to regulate many
     aspects  of  Breda's,   Prairie  Telephone's  and  Westside   Independent's
     telephone business. The material areas of regulation are as follows:

          o Breda, Prairie Telephone and Westside Independent are treated as "service regulated" telephone companies by the IUB, which means that they must comply with the IUB's rules and regulations regarding the quality of services and facilities provided to subscribers. The regulations establish minimum standards of quality for the services and facilities provided by Breda, Prairie Telephone and Westside Independent. Their existing services and facilities meet those standards. The regulations also require them to maintain and repair their existing facilities as necessary in order to continue to meet at least those minimum standards. The regulations also establish time frames within which Breda, Prairie Telephone and Westside Independent must respond to requests for services from their subscribers. The regulations can be amended to increase the minimum standards or to require that additional services be made available to subscribers. Past amendments have not, however, caused any material difficulties for Breda, Prairie Telephone or West Independent.

          o The IUB must approve of any expansion in the telephone service areas currently served by Breda, Prairie Telephone and Westside Independent. The primary factors that will be considered by the IUB in the event of a request for an expansion will be the managerial, financial and technical abilities of Breda, Prairie Telephone or Westside Independent, as the case may be. Although they do not anticipate material difficulties in the event of any proposed expansion, there is no assurance that any future proposed expansion in the service areas of Breda, Prairie Telephone or Westside Independent will be approved.

          o The IUB has certified Breda, Prairie Telephone and Westside Independent as "eligible carriers." This certification allows them to receive universal services funding under a program administered by the Federal Communications Commission. Breda, Prairie Telephone and Westside Independent were able to obtain the certification because they are rural telephone providers. They do not anticipate any loss of that certification, but the loss of the certification would result in them no longer receiving universal services funding under the referenced FCC program. Although also not anticipated to occur, they will also lose the right to receive universal services funding if they do not provide the services supported by the universal service fund. Those services are, however, only the basic local telephone services provided by Breda, Prairie Telephone and Westside Independent. This certification therefore does not materially affect the operation of their businesses, and the certification was obtained solely because it was necessary in order to be eligible to receive universal services funding. They received, in the aggregate, approximately $131,071 in universal services funding in 1998. They estimate they will receive, in the aggregate, approximately $77,286 in universal services funding in 1999.

          o Breda, Prairie Telephone and Westside Independent are currently treated as rural telephone companies under the Telecommunications Act of 1996, which generally means that they may be exempted from some of the duties imposed on other telephone companies that make it easier for potential competitors to compete. The IUB may withhold this exemption, however, if it finds that a request by a potential competitor for interconnection with Breda's, Prairie Telephone's or Westside Independent's networks is not unduly economically burdensome, is not technically unfeasible, and would not affect the provisions of universal service. It is not possible to accurately predict whether a competitor will ever request interconnection or whether the request would be granted by the IUB. If a request is made and the IUB withholds this exemption, however, Breda, Prairie Telephone and Westside Independent would face competition in providing telephone services that they have not faced in the past.

     Breda, Prairie Telephone and Westside Independent are also subject to regulation by the Federal Communications Commission. The material areas of regulation by the FCC are as follows:

          o The FCC regulates the amount of access charges that can be charged by Breda, Prairie Telephone and Westside Independent for long distance calls. The National Exchange Carrier Association has been delegated some authority by the FCC regarding the regulation of access charges rates, but all changes proposed by NECA must be approved by the FCC. The regulation of access changes is an area of particular concern to Breda, Prairie Telephone and Westside Independent, and is discussed below and in
               Item 2.

          o The FCC must approve of any expansion in the telephone service areas currently served by Breda, Prairie Telephone and Westside Independent. The primary factors that will be considered by the FCC in the event of a request for an expansion will be the managerial, financial and technical abilities of Breda, Prairie Telephone or Westside Independent, as the case may be, and the antitrust implications of the expansion. Although they do not anticipate any material difficulties in the event of any proposed expansion, there is no guarantee that any future proposed expansion in the service areas of Breda, Prairie Telephone or Westside Independent will be approved.

          o The FCC regulates the amount of universal services funding that will be received by Breda, Prairie Telephone and Westside Independent. The FCC does so primarily by targeting how the universal services funding will be allocated among the various possible recipients of the funding. The allocation may vary from year to year depending on the FCC's determination. For example, the most recent allocation targeted a larger percentage than in the past to schools and libraries because of the FCC's determination of a need by those entities for expansion of lines for computers and internet access. It is not possible to accurately predict how the FCC will allocate the universal services funding in any year, and although Breda, Prairie Telephone and Westside Independent currently contemplate being recipients of the funding in every year, it is possible that the amount of universal services funding received by them may vary from year to year. They do not believe, however, that any variance will materially affect their businesses.


     The regulation of access charges is an area of particular concern to Breda, Prairie Telephone and Westside Independent because they derive a substantial amount of their overall revenues from access charges. They receive access charges from long distance carriers (sometimes referred to in the industry as "inter-exchange carriers" or "IXCs") for providing intrastate and interstate exchange services to those long distance carriers. In more basic terms, they receive access charges for originating and terminating long distance calls made by their subscribers. The amount of access charges that can be charged for interstate long distance calls is determined by rates established by the FCC. The FCC can change those rates at any time, and recent changes have lowered access rates. Since access charges constitute a substantial portion of Breda's, Prairie Telephone's and Westside Independent's total revenues, this is an area of material risk to them. A further discussion of this issue is found on pages 12 to 14 in this registration statement.

     Breda, Prairie Telephone and Westside Independent each have agreements with Iowa Network Services. Under those agreements, Iowa Network Services provides Breda, Prairie Telephone and Westside Independent with the lines and services necessary for them to provide their subscribers with, among other things, caller ID services and what is sometimes referred to in the industry as "centralized equal access." As a practical matter, that access is what allows their subscribers to choose long distance carriers, which right is required to be given to subscribers by law. Breda's, Prairie Telephone's and Westside Independent's telephone systems are tied into Iowa Network Services' fiber optic network and switches. Although it is not anticipated to occur, if their agreements with Iowa Network Services were terminated, it would be difficult for them to find a replacement for Iowa Network Services, and it would be costly for them to internalize all of those services. Prairie Telephone and Westside Independent are each shareholders of Iowa Network Services. Prairie Telephone and Westside Independent own, respectively, .67% and .45% of Iowa Network Services outstanding stock.


     Telephone services providers like Breda, Prairie Telephone and Westside Independent are subject to competition from other providers. As a result of the Telecommunications Act of 1996, telephone companies are no longer afforded exclusive franchise service areas. Under that Act, competitors can now offer telephone services to Breda's, Prairie Telephone's and Westside Independent's subscribers, and also request access to their lines and network facilities. The Act contemplates that various regulations will be promulgated to implement various parts of the Act, such as regulations setting out the procedures and methods for implementing and promoting competition in the telephone industry, and standards for wholesale pricing, interconnection rates and for local network rates. Those regulations had not been finalized at the time of this registration statement, and some legal and court actions have been taken by other regulators and others in the industry challenging some aspects of the proposed regulations and procedures. Until those regulations are finalized, it is not possible to predict how the Telecommunications Act of 1996 may affect Breda, Prairie Telephone, Westside Independent and their telephone businesses. The regulations could, however, have a material adverse effect, and the Act does open up Breda, Prairie Telephone and Westside Independent to competition that they were not subject to in the past.

     Although competition is permitted, Breda, Prairie Telephone and Westside Independent currently do not have direct competition in providing basic local telephone service in their existing service areas. They do, however, experience competition in providing access services and other services to long distance carriers. For example, they experience competition in providing access services for long distance when their subscribers use private line transport, switched voice and data services, microwave, or cellular service. In those cases, the subscriber is not using their networks or switches, so they cannot charge access charges to the long distance carrier. They also experience competition in providing billing and collection services to long distance carriers. The competition is from third parties who provide similar services. The long distance carriers are also starting to provide their own billing and collection services, rather than contracting for those services with others like Breda, Prairie Telephone and Westside Independent. Directory advertising is also subject to competition because they can no longer require exclusive listings in their phone books due to the adoption of the Telecommunications Act of 1996.

     Cable Services.
     ---------------

     Tele-Services owns and operates the cable television systems in the following sixteen Iowa towns:

         o    Auburn          o    Grand         o    Oakland
         o    Bayard               Junction      o    Riverton
         o    Breda           o    Hamburg       o    Sidney
         o    Churdan         o    Lohrville     o    Tabor
         o    Farragut        o    Malvern       o    Thurman
                              o    Neola         o    Treynor


     Tele-Services also owns and operates the cable television system for the town of Beaverlake, Nebraska.

     Westside Communications owns and operates the cable television system for the towns of Westside, Iowa and Arcadia, Iowa.


     As of June 30, 1999, Tele-Services and Westside Communications were providing cable television services to approximately 3,612 subscribers.


     Tele-Services and Westside Communications derive their principal revenues from monthly fees charged to their cable subscribers for basic and premium cable services provided to those subscribers.

     They provide cable services to each of the towns pursuant to franchises or agreements with each of those towns. Those various franchises or agreements will expire by their terms in the following months:

       o      Arcadia - June, 2009             o      Lohrville - March, 2008
       o      Auburn - January, 2004           o      Malvern - October, 2001
       o      Bayard - May, 2008               o      Neola - September, 2002
       o      Beaverlake - December, 2008      o      Oakland - July, 2001
       o      Breda - Year-to-Year Basis*      o      Riverton - February, 2013
       o      Churdan - June, 2008             o      Sidney - February, 2005
       o      Farragut - January, 2009         o      Tabor - September, 2001
       o      Grand Junction - May, 2008       o      Thurman - February, 2013
       o      Hamburg - Year-to-Year           o      Treynor - October, 2022
                               Basis*          o      Westside - June, 2009

     * These agreements are in the process of being renewed and are currently continued on a year-to-year basis.

     Tele-Services and Westside Communications do not anticipate that any of their franchises or agreements will be terminated before the above normal expiration dates. They also hope to be able to renew or extend their franchises or agreements before they expire, but no assurance can be given that any franchises or agreements can or will be renewed.

     The termination of a franchise or agreement would allow that town to deny Tele-Services or Westside Communications, as the case may be, access to its cables for maintenance and services purposes. This would create difficulties for them in properly serving their subscribers, and, in general, providing cable services to that town.

     The franchises or agreements with the towns require the giving of notice to the towns before Tele-Services or Westside Communications can change their cable services rates, and some of those franchises or agreements may require the approval of the town for any increases in those rates. Although Tele-Services and Westside Communications do not anticipate any material difficulties with any future proposed rate increases, there can be no guarantee that future proposed increases can be implemented in all of the towns.


     Tele-Services' and Westside Communications' franchises or agreements with the towns do not grant Tele-Services and Westside Communications the exclusive right to provide cable services in the towns, and other cable service providers can provide cable services in the towns. There currently are not, however, any other cable service providers in any of the towns. Although difficult to predict, Tele-Services and Westside Independent currently do not contemplate any competitor cable service providers coming into the towns given, among other things, the smaller size of the towns and the costs to expand into them.

     As indicated, although cable services providers like Tele-Services and Westside Communications are subject to competition from other providers, they currently do not have direct competition from other cable providers in the towns they now service. There is, however, competition in other forms. For example, they experience strong competition from wireless and satellite dish providers. Various other competitors and forms of competition are also likely to arise in the future as technological advances occur in the telecommunications and cable industries.

     Tele-Services and Westside Communications are regulated by the FCC. The rules and regulations of the FCC primarily relate to general operational and technical issues, and they do not affect rates or expansions of service areas. As discussed above, Tele-Services' and Westside Communication's cable services are also regulated in the sense that those services are provided pursuant to franchises or agreements with each of the towns they now provide services in.

     Miscellaneous Businesses.
     -------------------------

     Breda and some of its subsidiaries are also engaged in other miscellaneous businesses.


     For example, Breda, Prairie Telephone and Westside Independent also provide internet access through their telephone lines to subscribers desiring that access. They were providing internet access to approximately 384 subscribers as of June 30, 1999. Internet access is also provided by BTC, Inc. in some areas which are outside of the telephone exchange areas currently served by Breda, Prairie Telephone and Westside Independent. The area served by BTC is currently limited to Carroll, Iowa and various communities surrounding Carroll, Iowa. BTC provided internet access to approximately 942 subscribers as of June 30, 1999. BTC is a wholly owned subsidiary of Prairie Telephone. It is an Iowa corporation that was incorporated in 1997.


     BTC was organized primarily to explore the possibility of becoming a competitive local exchange carrier in some Iowa communities which are not served by Breda, Prairie Telephone or Westside Independent. No firm decision has been made as to whether BTC will ever attempt to provide telephone services in the state of Iowa, however, and BTC cannot provide any telephone services in the state of Iowa without first filing satisfactory tariff information with the IUB and the filing and giving of various required notices.


     Pacific Junction Telemarketing Center, Inc. is a wholly-owned subsidiary of Prairie Telephone. Pacific Junction provides general telemarketing services from its offices in Breda, Iowa. Although Pacific Junction can provide telemarketing services to various customers, it currently receives primarily all of its revenues from one customer. Pacific Junction is an Iowa corporation that was incorporated in 1987. It had approximately thirty-five full-time employees as of June 30, 1999. It currently has no collective bargaining or labor agreements with any of its employees.


     Revenues are also generated from sales of cellular phones and related service packages and from investments in other entities providing cellular phone services or which invest in other cellular phone ventures. For example, investments have been made by Prairie Telephone in RSA #1, Ltd. and RSA #7, Ltd., and by Breda in RSA #8, Ltd. and RSA #9, Ltd. Westside Independent also has an investment in RSA #8, Ltd. All of those entities are Iowa limited partnerships which provide cellular telephone services in rural areas in central and south central Iowa. An investment has also been made by Prairie Telephone in Central Iowa Cellular, Inc., which is an Iowa corporation. Central Iowa Cellular, Inc. is an investor in the Des Moines, Iowa metropolitan cellular telephone service area.

     Breda  and  its   subsidiaries   also  have  various  other   miscellaneous
     investments. Those investments are described in the financial statements included with this registration statement.

     Employees.
     ----------


     As of June 30, 1999, Breda had 22 full time employees. Breda employs all of those employees, but those employees also provide the labor and services for Prairie Telephone, Westside Independent, Tele-Services, BTC and Westside Communications. The salaries and other costs and expenses of the employees are allocated among Breda and its subsidiaries based on time sheet allocations. There currently are not any collective bargaining or other labor agreements with any of Breda's employees, and only two of Breda's employees have written employment agreements. Those employment agreements are with the manager and the co-manager of Breda.


     Breda also utilizes part-time employees on an as needed basis.

     Acquisitions.
     -------------

     As indicated above, Breda acquired all of the issued and outstanding stock of Westside Independent on June 1, 1998. Westside Independent was serving approximately 342 telephone numbers and related access lines at that time. The total purchase price paid by Breda was $2,010,038. Westside Independent also redeemed some of its shares of outstanding stock as part of the transaction. The aggregate redemption price paid by Westside Independent for those shares was $918,875.17. The purchase price (excluding the redemption amount paid by Westside Independent) exceeded the fair value of the net assets of Westside Independent, as shown on Westside Independent's financial statements, by $1,178,472. The excess was recorded as goodwill and is being amortized on a straight line basis over a period of fifteen years. As discussed above, Westside Independent provides telephone services to subscribers in Westside, Iowa and its surrounding rural areas.

     In a related transaction, Tele-Services acquired all of the issued and outstanding stock of

     Westside Communications, Inc. on June 1, 1998. Westside Communications, Inc. owns and operates the cable television systems in Westside, Iowa, and Arcadia, Iowa. The number of subscribers for cable television services in those towns at that time was approximately 297. The total cost of the acquisition was $254,289, which exceeded the fair value of the net assets of Westside Communications, Inc., as shown on its financial statements, by $157,611. The excess was recorded as goodwill and is being amortized on a straight line basis over a period of fifteen years.


     On  October  31,  1998,  Tele-Services  purchased  the  Auburn,  Iowa cable television system from NewPath Communications, L.C. The number of cable subscribers in Auburn, Iowa at that time was approximately 91. The purchase price was $64,610. Tele-Services also assumed the obligations and liabilities of NewPath Communications, L.C. which were to arise after the closing:

          o under its franchise with the city of Auburn and under certain leases; and

          o for the performance and delivery of services to subscribers to the cable system.

     Each of the above transactions was treated as a business combination accounted for as a purchase.


     Sale of Direct Broadcast Satellite Operation.
     ---------------------------------------------

     On January 11, 1999, Breda sold substantially all of its assets comprising its direct broadcast satellite operation. The purchase price received by Breda was $8,274,689. The sale resulted in a pre-tax gain of $7,436,415, which was included in Breda's operations during the first quarter of 1999. The buyer also assumed:


          o Breda's obligations to its direct broadcast satellite services subscribers for refundable deposits and advance payments made by those subscribers; and

          o Breda's obligations otherwise arising after the closing date of the sale under Breda's various licenses and contracts related to its direct broadcast satellite business and assets.

     Breda also executed a noncompetition agreement as part of the transaction.


     Breda's direct broadcast satellite operation included its licenses to provide direct broadcast satellite services in five Iowa counties and four counties in Nebraska. At the time of the sale, Breda was providing direct broadcast satellite services to approximately 4048 subscribers.

     One factor which caused Breda to sell the direct broadcast satellite operation was Breda's determination that the purchase price offered by the buyer was quite favorable. Breda had also determined that the cash available from the sale would provide it with funds for possible acquisition of additional telephone lines in areas that Breda knew were going to become available from GTE and US West after the closing of the sale. Breda believed that the sale of the direct broadcast satellite operation would also be beneficial to Breda because it would allow Breda to focus on its core business of providing telephone services. Another factor contributing to the sale was the consolidation occurring in the direct broadcast satellite industry, which Breda believed would make it more difficult for Breda to efficiently compete in the industry. Breda's original contract for its direct broadcast satellite operation was also nearing renewal, and there was some uncertainty concerning its renewal. This uncertainty also contributed to the decision to sell the operation.


Item 2. Management's Discussion and Analysis or Plan of Operation.
------------------------------------------------------------------

     This item and other items in this registration statement may contain certain forward looking statements that involve and are subject to various risks, uncertainties and assumptions. Forward looking statements include, but are not limited to, statements with respect to anticipated future trends in revenues and net income, projections concerning operations and cash flow, growth and acquisition opportunities, management's plans and intentions for the future, and other similar forecasts and statements of expectation. Words such as "expects," "estimates," "plans," "anticipates," "contemplates," "predicts," "intends," "believes," "seeks," "should" and other similar expressions or variations thereof are intended to identify forward looking statements. Forward looking statements made by Breda and its management are based on estimates, projections, beliefs and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of a number of risks, uncertainties and assumptions. The risks, uncertainties and assumptions affecting forward looking statements include, but are not limited to:

          o the possible adverse effects to Breda and its subsidiaries which may arise under the regulations which will be promulgated under the Telecommunications Act of 1996, including increased competition;

          o adverse changes by the FCC in the rates of the access charges that can be charged by Breda and its subsidiaries to long distance carriers;

          o technological advances in the telecommunications and cable industries which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

          o potential adverse effects resulting from Year 2000 compliance issues;

          o    general industry and economic conditions;


          o acts or omissions of third parties which are beyond the control of Breda;


          o    changes in or further governmental regulations and policies; and

          o    continued availability of financing.

     The discussions of Breda's financial condition and results of operations should also be read in conjunction with the financial statements and related notes included in Part F/S of this registration statement.

     Overview.
     ---------

     Breda's primary source of revenues on a consolidated basis with its subsidiaries is from the telephone services provided by Breda, Prairie Telephone and Westside Independent. The operating revenues from their telephone services are primarily derived from the following types of fees and charges:


          o Flat monthly fees charged to subscribers for basic local telephone services. As of June 30, 1999, those fees varied from approximately $11.50 to $35.00 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

          o Access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charges may be at a flat, fixed rate or may depend upon usage. As discussed above in Item 1 of this registration statement, access rates are subject to regulation by the FCC. Access charges constitute a substantial part of Breda's, Prairie Telephone's and Westside Independent's revenues, and a material risk to them arises from the regulation of access charges rates by the FCC. A recent change in the FCC's regulations led to a reduction in the access charges received by Breda, Prairie Telephone and Westside Independent, and is discussed in the next paragraph.

               The amount of access charges payable to telephone companies like Breda, Prairie Telephone and Westside Independent who utilize the "average schedule" basis for receiving access charges is based on, among other things, the number of miles of their cable over which they transfer long distance calls made by their subscribers. The FCC approved some changes proposed by NECA regarding this practice effective in July, 1998. Under the changes, Breda, Prairie Telephone and Westside Independent now receive a substantially lower access charge rate for any miles of cable over 100 miles. The access charge rate for any miles of cable over 100 miles became approximately $.05 per mile under the changes, rather than the rate of approximately $1.00 per mile which previously applied and which still currently applies to miles of cable up to 100 miles. These reductions did not have a material adverse effect, however, given that total access revenues have been increasing in recent years. Breda believes those increases are, however, attributable to increased numbers of subscribers, increased calling patterns and technological advances. There is no assurance that these trends will continue, and it is unlikely that there will be any further material increases in the number of subscribers without the acquisition of additional calling areas by Breda, Prairie Telephone or Westside Independent. As discussed below, however, they currently do not foresee the possibility of any such acquisitions.

               As indicated above, Breda, Prairie Telephone and Westside Independent utilize the "average schedule" basis for receiving access charges. This is the approach taken by most smaller telephone companies. The only other approach currently available for receiving access charges is the "cost" approach. The cost approach is currently used by most larger telephone companies. Telephone companies make filings with the FCC which set forth their costs of providing long distance services. Under the average schedule approach, access charges are based upon, in general, the average of all of those costs and certain other factors intended to take into account the size of the particular telephone company in question.

               It is difficult to predict what, if any, future changes will be made by the FCC in its regulations governing access charges rates, other than that if future changes are made, they will likely have the result of lowering Breda's, Prairie Telephone's and Westside Independent's total access charges revenue. Breda believes that future adverse changes may occur. If future adverse changes occur, one option Breda may consider is changing from the average schedule basis to the cost basis for receiving access charges. If Breda determines to consider this option, it contemplates utilizing the services of third parties who have experience in studying these two options and advising as to what option is the best approach for the telephone company in question. There is no guarantee, however, that a change from the average schedule to the cost basis will offset any adverse changes in the regulations of the FCC governing access charges rates, or that even if this change is beneficial at one time, that subsequent changes in the FCC's regulations will not cause the average schedule basis to once again be more favorable to Breda, Prairie Telephone and Westside Independent. If Breda, Prairie Telephone and Westside Independent ever elect to change to the cost basis, however, the FCC's current regulations would not allow them to change back to the average schedule basis because the FCC currently treats this change as a one time, permanent election.


          o    Revenue  from the sale and lease of customer  premises  telephone
               equipment  and  other  similar  items  and  other   miscellaneous
               customer services, such as custom calling services.


          o Fees from long distance providers for billing and collection services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent are experiencing increased competition in this area. As discussed in Item 1 above, their competitors include other third parties providing these services, and competition from the long distance providers themselves since some providers have determined to handle their own billing and collection.


          Breda, Prairie Telephone, Westside Independent and BTC each generate revenues from providing internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks.

          Breda's other primary source of revenue on a consolidated basis with its subsidiaries is generated from Tele-Services' and Westside Communication's cable television businesses. Their operating revenues arise primarily from monthly fees for basic and premium cable services provided to their cable subscribers.

          Other revenues arise from the telemarketing activities of Pacific Junction and investments in various cellular limited partnerships and cellular corporations. Those sources of revenue are briefly discussed above in Item 1 of this registration statement. Other miscellaneous sources of revenue are also discussed in the financial statements found at Part F/S of this registration statement.


          The following table reflects, on a consolidated basis for Breda and its subsidiaries, the percentage of revenue derived from Breda's and its subsidiaries' various businesses and investments as of the close of the past two years:

                                                           1998         1997
                                                           ----         ----
                   Local Network(1)                        6.1%         5.8%
                   Network Access(2)                      37.8%        38.4%
                   Billing and Collection(3)               1.5%         2.7%
                   Cable and Direct Broadcast
                     Satellite Services(4)                33.1%        33.0%
                   Telemarketing Services(5)               8.9%         9.1%
                   Miscellaneous(6)                       12.6%        11.0%
                                                          ----         ----
                            Total                          100%         100%


     (1) Includes flat monthly fees charged to subscribers by Breda, Prairie Telephone and Westside Independent for basic local telephone services.


     (2) Includes universal services funding amounts and access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers.


     (3) Includes fees from long distance providers for billing and collection services for long distance calls made by subscribers.


     (4) Includes monthly fees charged for basic and premium cable services, and direct broadcast satellite services.

     (5)  Includes revenues from  telemarketing  services.

     (6)  Includes  monthly  fees  charged  for  internet   services,   cellular
          commissions, advertising fees, and miscellaneous revenues.


          Year ended December 31, 1998 compared to year ended December 31, 1997.
          ----------------------------------------------------------------------

          Breda's financial statements and information are prepared and presented on a consolidated basis, and include Breda; Westside Independent; Tele-Services; Prairie Telephone; Prairie Telephone's two wholly-owned subsidiaries, Pacific Junction and BTC; and Tele-Services' wholly-owned subsidiary, Westside Communications.


          Breda's operating revenues, on a consolidated basis with its subsidiaries, was $6,527,481 for the 1998 fiscal year, which surpassed Breda's operating revenues for the 1997 fiscal year by $518,916, or 8.6%. Revenue from local network services increased in 1998 by $51,744, or 14.9%, due mainly to an increase in telephone subscribers through the acquisition of Westside Independent in June of 1998. Revenue from access charges increased in 1998 by $161,051, or 7.0%, due to continued growth of interstate and intrastate access minutes of use and additional telephone subscribers acquired through the acquisition of Westside Independent in June of 1998. Revenues from billing and collection services decreased in 1998 by $63,027, or 38.5%. The decrease arose primarily from certain long distance carriers taking back the billing and collection function and from the fact that revenues from billing and collection services in 1997 included a one time fee of $49,500. Direct broadcast satellite services and cable services revenues together increased by $179,052, or 9.0%, due primarily to increases in the number of subscribers.

          Operating expenses increased in 1998 by $1,024,153, or 25.5%. Plant operations and expenses increased in 1998 by $403,788, or 43.5%. This increase was attributable primarily to higher maintenance expenses, additional payroll and benefits, and the increased use of consultants (mainly engineers) providing facility expertise. Depreciation and amortization increased in 1998 by $85,716, or 10.5%, due to increases in property, plant and equipment, and the recording of goodwill
          associated  with  the   acquisitions   during  1998  and  the  related
          write-offs. Corporate operations expenses increased in 1998 by $278,309, or 76.7%, due primarily to increased use of attorneys and consultants in negotiating and completing the acquisitions that occurred during 1998 and the disposition of Breda's direct broadcast satellite operation in January of 1999. Additional employees were hired in 1998 in an attempt to enhance the internal management group, which also added to the increase in corporate operations expenses. Customer operations expenses decreased by $84,326, or 9.4%, primarily due to a one person staff reduction and the internalization of the carrier access billing process which had been previously done by an outside vendor.

          Other income increased in 1998 by $206,407, or 106.1%. Included in this amount was an increase in dividend and interest income of $92,732, or 85%. Interest expense also increased in 1998, however, by $102,758, or 26.7%, due to the refinancing of all of Breda's and some of its subsidiaries' debt as well as the incurrence of an additional outstanding debt at December 31, 1998. The latter debt was assumed in order to facilitate the acquisitions completed in 1998. Income from cellular settlements of $409,212 was also received in 1998, while no such income was received in 1997.

          As a result, over all income before taxes decreased in 1998 by $298,830, or 16.6%. Income taxes deceased $93,548, or 13.6%, in 1998.
          This decease is due to the increase in operating expenses and the overall decrease in net income. Net income decreased by $205,282, or 18.5%, and the earnings per share decreased by $4.61.

          Three months  ended June 30, 1999  compared to three months ended June
          ----------------------------------------------------------------------
          30, 1998.
          ---------

          There was a decrease in total operating revenues for the three month period ended June 30, 1999, when compared to the same period in 1998, of $269,732, or 16.3%. The decrease resulted primarily from the fact that Breda no longer received any revenues from its direct broadcast satellite operation after the January 11, 1999 sale of that operation. The three month period ended June 30, 1999 showed zero direct broadcast satellite revenues, while the same three month period in 1998 showed direct broadcast satellite revenues of $330,802. Another important component of the decrease in total operating revenues was the decrease in the telemarketing revenues generated by Pacific Junction. Pacific Junction's telemarketing revenues were down because Pacific Junction experienced some calling number unavailability, which resulted in some down time.

          There was an increase in local network services revenue of $26,125, or 25.8%, during the three month period ended June 30, 1999, when compared to the same period in 1998.

          This increase was due primarily to an increase of 340 telephone subscribers, which resulted from the purchase of Westside Independent in June of 1998. The increased telephone subscriber base resulting from that acquisition also resulted in an increase in access charges revenue of $17,398, or 2.86%, when comparing the two periods. There was also an increase in cable television revenues of $22,401, or 9.0%, when comparing the two periods. This increase resulted primarily from three factors. One was a rate increase that was effective April 1, 1999. The second was the addition of 90 cable subscribers from Auburn, Iowa as of November 1, 1998. The third was the addition of 301 additional cable subscribers resulting from the acquisition of Westside Communications in June, 1998.

          There was a decrease in total operating expenses for the three month period ended June 30, 1999, when compared to the same period in 1998, of $43,466, or 3.7%. Programming expenses declined by $228,632 when comparing these two periods because of the sale of the direct broadcast satellite operation. Plant operations expenses increased by $52,167, or 18.2%, when comparing the two periods. This increase primarily reflects wage increases and additional expenditures incurred with updating switches in two of the telephone exchange service areas. There were also additional expenses incurred during the three month period ended June 30, 1999 with equipment updates to add cable television channels in most of the 19 towns served by Tele-Services and Westside Communications. Corporate operations expenses increased by $102,162, or 63.5%, when comparing the two periods. This increase reflects wage increases, additional staff, and legal, accounting and other expenses related to the need for Breda to become a reporting company under the Securities Exchange Act of 1934. The upgrading of switch equipment and other capital improvements resulted in an increase in depreciation expense of $35,919, or 17.3%, again when comparing the two periods.

          Non-operating income before income taxes increased by $4,365, or 6.7%, during the three month period ended June 30, 1999, when compared to the same period in 1998. Losses on the disposal of a switch and additional interest expenses were offset by the increase in dividend and interest income from the proceeds invested from the sale of the direct broadcast satellite operation.

          Income taxes decreased by $19,173 for the three month period ended June 30, 1999, when compared to the same period in 1998. This resulted primarily from the $221,901 decrease in overall income before income taxes.

          As a result, net income decreased $202,728 during the three month period ended June 30, 1999, when compared to the same period in 1998.

          Six months  ended June 30, 1999  compared to six months ended June 30,
          ----------------------------------------------------------------------
          1998.
          -----

          There was a decrease in total operating revenues for the six month period ended June 30,

          1999, when compared to the same period in 1998, of $531,563, or 16.4%. One factor contributing to the decrease was the fact that no direct broadcast service revenues were received after the January 11, 1999 sale of the direct broadcast satellite operation. For example, during the six month period ended June 30, 1998, direct broadcast service revenues represented 20.6% of total operating revenues. Two other important components of the decrease in total operating revenues were the decreases in the revenues from Pacific Junction's telemarketing services and in access charges. Pacific Junction's telemarketing revenues were down because Pacific Junction experienced some calling number unavailability, which resulted in down time. Access charges revenues decreased because of a reduction of the reimbursement rate for interstate access charges.

          There was an increase in local network services revenue of $41,997, or 21.0%, during the six month period ended June 30, 1999, when compared to the same period in 1998. This increase was due primarily to an increase of 340 telephone subscribers, which resulted from the purchase of Westside Independent in June of 1998. Network access charges decreased by $54,648, or 4.4%, when comparing the two periods. This decrease was caused primarily by a decrease in telemarketing revenues of $59,187, or 21.1%, which occurred because of calling number unavailability. Telemarketing services also results in a major source of access charges revenue. There was also an increase in cable television revenues of $55,978, or 12.0%, when comparing the two periods. This increase resulted primarily from three factors. One was a rate increase that was effective on April 1, 1999. The second was the addition of 90 cable subscribers from Auburn, Iowa, as of November 1, 1998. The third was the addition of 301 additional cable subscribers resulting from the acquisition of Westside Communications in June, 1998.

          There was a decrease in total operating expenses of $63,319, or 2.8%, for the six month period ended June 30, 1999, when compared to the same period in 1998. Programming expenses declined by $423,762 when comparing the two periods because of the sale of the direct broadcast satellite operation. The remaining programming expenses are attributable to Tele-Services' and Westside Communications' cable television operations. Plant operations expenses increased by $154,816, or 32.7%, when comparing the two periods. This increase primarily reflects wage and price increases and additional expenditures incurred with updating switches in two of the telephone exchange service areas. There were also additional expenses incurred during the six month period ended June 30, 1999 with equipment updates to add cable television channels in most of the 19 towns served by Tele-Services and Westside Communications. Corporate operations expenses increased by $164,726, or 54.8%, when comparing the two periods. This increase relates to wage increases, additional staff, and legal, accounting and other expenses incurred with respect to Breda becoming a reporting company under Securities Exchange Act of 1934. The upgrading of switch equipment and other capital improvements resulted in an increase in depreciation expense of $88,429, or 22.4%, again when comparing the two periods.

          Non-operating income before income taxes increased by $7,559,583, or 4118.7%, during the six month period ended June 30, 1999, when compared to the same period in 1998. Most of this increase was the result of the $7,436,415 gain on the sale of the direct broadcast satellite operation and the additional interest income on the funds invested from that sale.

          Income taxes increased by $2,667,745 for the six month period ended June 30, 1999, when compared to the same period in 1998. The increase resulted primarily from taxes on the gain on the sale of the direct broadcast satellite operation.

          Net income increased by $4,423,594 for the six month period ended June 30, 1999, when compared to the same period in 1998. The increase was attributable mainly to the sale of the direct broadcast satellite operation.

          Liquidity and Capital Resources at Year Ended 1998.
          ---------------------------------------------------


          Breda's net working capital was a negative $425,522 as of the close of December, 1998. This represents a decrease of $448,561 in net working capital from year-end 1997. The negative net working capital at year-end 1998 was due primarily to timing on the movement of cash. A $750,000 line of credit advance was taken from the Rural Telephone Finance Cooperative in December of 1998, and paid back on January 12, 1999.

          Other contributing factors in the net worth change between 1998 and 1997 included increased current debt payments brought about by borrowing funds from the Rural Telephone Finance Cooperative for the purchase of Westside Independent and Westside Communications, Inc. in June of 1998.


          Liquidity and Capital Resources at Six Months Ended June 30, 1999.
          ------------------------------------------------------------------

          Breda had a decrease in cash and cash equivalents of $382,061 during the six month period ended June 30, 1999, when compared to the same period in 1998. This resulted in a balance of $400,898 as of June 30, 1999. Breda's investments increased, however, by $5,463,780. The increase in the overall cash and investments resulted primarily from the proceeds received from the sale of the direct broadcast satellite operation.

          Breda's net working capital was a negative $631,658 at June 30, 1999. The negative working capital results from the timing of income tax payments required to be made on the direct broadcast satellite operation sale for the remainder of the year. The funds to pay these taxes are available from other noncurrent assets.

          Other Activities.
          -----------------

          A final balloon payment of $79,382 is due in October of 1999 under the real estate contract entered into by Tele-Services for the building utilized by Breda and Prairie Telephone as their office and headquarters.


          The sale of Breda's direct broadcast satellite operation in January of 1999 generated $8,200,000, before taxes. The after tax amount is estimated to be approximately $5,200,000.


          Breda and its subsidiaries operate in capital-intensive industries. Their primary source of working capital continues to be revenues from operating activities. The sale of Breda's direct broadcast satellite division in January of 1999, however, also provided a significant source of working capital and funding for potential future expansions.

          Breda and its subsidiaries have and will continue to incur capital expenditures in connection with their two-year project of upgrading their telephone, cable, and other equipment and systems for Year 2000 compliance and related FCC requirements.

          Breda  and  its  subsidiaries   have  broken  down  their  assessment,
          conversion and remediation, and testing procedures and activities for Year 2000 compliance into the following three general categories:

               o Network systems, which are those systems, components and software directly affecting telecommunications, transmission or reception. Network systems includes switching equipment, internet routers, generators, fiber terminals, receivers, modulators, de-scramblers, dialers, amplifiers and other telephone and cable equipment and systems.

               o    Support  systems,  which are operations  and  administrative
                    support  systems.   Support  systems  includes  billing  and
                    accounting and related computer hardware and software.

               o Auxiliary systems, which are internal processes such as payroll and human resources. Auxiliary systems includes telephone, security and alarm control, environmental control, and equipment such as postage machine, faxes and copiers.

          Breda and its subsidiaries had not completed their assessment of their Year 2000 risks at the time of this registration statement. Breda estimates that all remaining assessment activities will, however, be completed by October 1, 1999. The approximate percentage of assessment activities for each of the above categories which had been completed at the time of this registration statement were as follows:

        o Breda                               o Prairie Telephone

          o Network  systems - 90% complete     o Network systems - 90% complete
          o Support  systems - 75% complete     o Support systems - 75% complete
          o Auxiliary systems - 25% complete    o Auxiliary systems - 25%

        o Westside Independent                o Tele-Services and Westside
                                                Communications

          o Network  systems - 90% complete     o Network systems - 90% complete
          o Support  systems - 75% complete     o Support systems - 75% complete
          o Auxiliary systems - 25% complete    o Auxiliary systems - 25%

        o BTC                                 o Pacific Junction

          o Network  systems - 90% complete     o Network systems - 20% complete
          o Support  systems - 75% complete     o Support systems - 75% complete
          o Auxiliary systems - 25% complete    o Auxiliary systems - 20%

          As shown by the above percentages, the assessment activities for the network systems has been substantially completed, with the exception of Pacific Junction. Pacific Junction's assessment activities for network services was not as advanced on the date of this registration statement because contract negotiations for those activities had not yet been finalized. The assessment activities for the support systems are ongoing, but are nearing completion. The assessment activities for the auxiliary systems are still in the beginning stages. More focus has been placed on the network systems and the support systems to date because those areas are more material areas of concern for Breda and its subsidiaries. As indicated above, Breda estimates that all remaining assessment activities will be completed by October 1, 1999.

          Breda's and its subsidiaries' assessment activities also include assessing the Year 2000 compliance and associated risks of all third parties and subscribers who are material to their businesses. Breda believes they have identified all applicable third parties for this purpose. Breda has obtained written compliance statements from many of the third parties and is pursuing obtaining statements from the others. Based on the compliance statements already received from some of the third parties and from discussions with the other third parties, Breda believes that all material third parties will timely achieve Year 2000 compliance with respect to matters affecting Breda's and its subsidiaries' businesses.

          Breda and its subsidiaries do not anticipate any loss of any subscribers due to Year 2000 issues or risks. Breda also does not believe that the loss of any particular subscriber, other than Pacific Junction, would have a material adverse affect on Breda or its subsidiaries. Pacific Junction's telemarketing services create a major source of access charges revenue.

          Breda and its subsidiaries had not completed all necessary conversion and remediation activities at the time of this registration statement. Breda estimates that all remaining conversion and remediation activities will, however, be completed by October 1, 1999. The approximate percentage of conversion and remediation activities which had been completed for the network systems and the support systems at the time of this registration statement were as follows:

        o Breda - 75% complete                o Prairie Telephone - 75% complete
        o Westside Independent - 50% complete o Tele-Services and Westside
        o Pacific Junction - 20% complete       Communications - 90% complete
        o BTC - 90% complete

          The conversion and remediation activities for the auxiliary systems had not been started at the time of this registration statement because the assessment activities for the auxiliary systems were not yet complete. As noted above, attention has been focused primarily upon the network systems and the support systems to date because those areas are more material areas of concern to Breda and its subsidiaries. Pacific Junction's conversion and remediation activities were not as advanced on the date of this registration statement because contract negotiations for those activities had not yet been finalized. As indicated above, Breda estimates that all remaining conversion and remediation activities will be completed by October 1, 1999.

          Breda does not believe that any detailed testing of Breda's and its subsidiaries' network systems is possible given the nature of those systems and their interplay with the systems of other third parties. Breda has, however, been advised by the manufacturer of its telephone switches that the switches that have been recently installed are all Year 2000 compliant. As of the date of this registration statement all switches have been replaced except for one. The remaining switch will be replaced before the end of 1999. As discussed above, however, Breda has materially completed its assessment of its' and its subsidiaries' Year 2000 issues and risks for their network systems, and Breda believes that all remaining assessment, conversion and remediation activities regarding their network systems will be completed by October 1, 1999.

          The testing of the support systems is an ongoing process, with testing occurring as the various conversion and remediation processes are completed. Any replacement components for the support systems are tested when acquired. The results of all testing of the support systems to date has been satisfactory to Breda.

          The testing on auxiliary systems will be done following the completion of the assessment, conversion and remediation activities for the auxiliary systems.

          Breda  estimates  that  all  remaining  testing   activities  will  be
          completed by October 1, 1999.

          Breda estimates that the aggregate cost for its and its subsidiaries Year 2000 compliance activities will be approximately $2,000,000 when completed. It has incurred approximately $1,515,387 to date in conducting its Year 2000 activities.

          Neither Breda nor any of its subsidiaries have any written contingency plans regarding any Year 2000 issues or problems that may not be properly remediated. They are in the process of formulating contingency plans, but they had not been finalized on the date of this registration statement.

           Based on the above information, however, Breda does not anticipate that Year 2000 issues will have a material adverse effect on Breda, its subsidiaries or their consolidated financial position, results of operations or cash flows because it believes that its and its subsidiaries' equipment, software and other internal computer systems, and those of the third parties with which they have material dealings, will achieve Year 2000 compliance before Year 2000 issues will begin to potentially have an adverse effect. There can be no assurance, however, that Breda's or its subsidiaries' Year 2000 remediation efforts, or those of any third parties with which they may deal, will be properly and timely completed. The failure to do so could have a material adverse effect on Breda and its subsidiaries.


          Breda's primary capital investment activity will currently continue to be additions to property, plant and equipment. For example, Breda continues to make investments in state-of-the-art technology in order to try to offer subscribers the best possible service. Capital expenditures for 1999 are expected to be over $1,061,000.

          Breda believes that the funds from the sale of its direct broadcast satellite division, along with its anticipated normal operating revenues, will generate sufficient working capital for Breda and its subsidiaries to meet their current operating needs and maintain historical fixed asset addition levels.


          Breda also plans to continue to consider expanding its core business of providing telephone services by looking at any opportunities which may arise to acquire additional telephone lines. For example, Breda considered and pursued the acquisition of the telephone lines recently sold by GTE and US West. Those telephone lines were, however, acquired by other telephone companies. One of the purchasers of some of the telephone lines of US West was Iowa Network Services. As discussed elsewhere, Iowa Network Services provides various services to telephone companies, including Breda, Prairie Telephone and Westside Independent. Although no definite plans exist, it is possible that Iowa Network Services may consider selling some of those telephone lines in the next two to five years. If that occurs, Breda, Prairie Telephone and Westside Independent will consider pursuing the acquisition of those telephone lines. There is no assurance, however, that Iowa Network Services will ever sell any of the telephone lines, or if it does, that Breda, Prairie Telephone or Westside Independent will determine to pursue those acquisitions or will be successful in acquiring any lines even if they determine to pursue them. Breda also has an interest in Alpine Communications, L.C., which was formed by several independent telephone companies. Alpine Communications, L.C. has purchased former US West telephone properties in Iowa. Given the recent acquisitions of the GTE and US West telephone lines by other telephone companies, Breda currently does not foresee the possibility of the acquisition of any additional telephone lines, other than perhaps from Iowa Network Services as discussed above.

          Breda, Prairie Telephone and Westside Independent currently have no definite plans to provide any material additional or improved services to their subscribers. This determination may change quickly, however, given the rapidly changing technology in the telecommunications and cable industries.

          There are also no current plans to expand the cable services areas of,
          or  the  cable  services  provided  by,   Tele-Services  and  Westside
          Communications.

          Some of Breda's other existing investments are discussed in the notes to the financial statements included in Part F/S of this registration statement.


Item 3. Description of Property.
--------------------------------

          Breda and some of its subsidiaries own or lease various real estate. The following paragraphs briefly describe that real estate and how the real estate is currently used.

          Breda owns or leases the following real estate:

               o Breda's corporate offices are located at Highway 217 East, Breda, Iowa. The real estate and building are leased by Breda and Prairie Telephone from Tele-Services. The aggregate monthly rental payable by both Breda and Prairie Telephone under the lease is $1,000. They also pay utilities and insurance. The lease has a one year term, and automatically renews for additional one year terms. The building has approximately 4,560 square feet. Breda and Prairie Telephone utilize the entire building.

               o Breda owns certain real estate and a warehouse which is also located at Highway 217 East, Breda, Iowa. The warehouse has approximately 6,720 square feet, and is used primarily for storage of inventory and various equipment (trucks, generators, trailers, plows, etc.).

               o Breda owns certain real estate and a building located just east of Breda, Iowa. The building houses equipment used to switch, record and transmit telephone calls. This type of equipment is sometimes referred to in the industry as
                    "central office equipment." The equipment is used in providing telephone services to

                    Breda and the surrounding rural area. The building has approximately 960 square feet.

               o Breda owns the real estate and building located at 109 West Second Street, Lidderdale, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Lidderdale and the surrounding rural area. The building has approximately 600 square feet.

               o Breda owns the real estate and building located at 310 Main Street, Macedonia, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Macedonia and the surrounding rural area. The building has approximately 600 square feet.

          Prairie Telephone owns or leases the following real estate:

               o Prairie Telephone's corporate offices are located at Highway 217 East, Breda, Iowa. The real estate and building are leased by Prairie Telephone and Breda from Tele-Services, as described above.

               o Prairie Telephone owns the real estate and building located at 508 Dupont Street, Farragut, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Farragut and the surrounding rural area. The building has approximately 2,400 square feet.

               o Prairie Telephone owns a warehouse which is also located at 508 Dupont Street, Farragut, Iowa. The warehouse has approximately 2,600 square feet, and is used for storage of inventory and equipment (trucks, generators, trailers, plans, etc.).

               o Prairie Telephone owns the real estate and building located at 707 Phillips Street, Farragut, Iowa. The building was formerly used to house equipment used in providing telephone services, but is currently vacant.

               o Prairie Telephone owns the real estate and building located at 804 Washington Avenue, Pacific Junction, Iowa. The
                    building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Pacific Junction and the surrounding rural area. The building has approximately 2,000 square feet.

               o Prairie Telephone owns the real estate and building located at 600 Washington

                    Street,  Pacific  Junction,  Iowa. The building was formerly
                    used  to  house   equipment  used  in  providing   telephone
                    services, but is currently vacant.

               o Prairie Telephone owns the real estate and building located at 226 Main, Yale, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Yale and the surrounding rural area. The building has approximately 1,125 square feet.

          Pacific Junction's (Prairie Telephone's wholly-owned subsidiary) offices are located at 120 Main, Breda, Iowa. The real estate and building are leased by Pacific Junction. The aggregate monthly rental payable by Pacific Junction under the lease is $500. Pacific Junction also pays real estate taxes, utilities and all other expenses. The term of the lease runs until March 31, 2001. The building has approximately 1,679 square feet. Pacific Junction utilizes all of the building.

          BTC owns the real estate and building located at 526 N. Carroll Street, Carroll, Iowa. The building houses some equipment used by BTC in providing Internet services, but was acquired and is being held primarily for potential future use by BTC if and when BTC provides any telephone services. The building has approximately 1,804 square feet.

          Westside Independent owns the real estate and building located at 131 South Main Street, Westside, Iowa. The building is used for Westside's corporate offices, and also houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Westside and the surrounding rural area. The building also houses some equipment used by Tele-Services in its cable business. The building has approximately 1,600 square feet.

          Tele-Services owns the following real estate:

               o Tele-Services owns certain real estate and a building located at Highway 217 East, Breda, Iowa. This property serves as the corporate offices of Breda and Prairie Telephone, and is leased to them by Tele-Services. The lease is briefly described above in the description of Breda's properties. The real estate is being purchased by Tele-Services under a real estate contract dated November 18, 1994. The aggregate purchase price payable under the real estate contract is $150,000, and the remaining balance of the purchase price ($79,382) is payable by Tele-Services on October 1, 1999. Upon that payment, Tele-Services is to receive a warranty deed from the sellers.

               o Tele-Services also owns buildings located in sixteen different towns which house some equipment used to receive, descramble and transmit television signals. This type of equipment is sometimes referred to in the industry as

                    "head-end equipment." The buildings each have approximately 150 square feet. The buildings are located on real estate in each of the sixteen towns, which is generally made available to Tele-Services under its franchise agreement with those towns. Some of the real estate is owned by the towns. Tele-Services pays a very nominal consideration for the use of the real estate, and in some cases is not required to pay any consideration. Tele-Services' use of some of the real estate is pursuant to an oral agreement. Tele-Services does not believe it will be difficult or cost prohibitive to obtain other real estate for the buildings or the equipment, if that became necessary for some reason.

          Westside Communications owns buildings located in the two towns in which it provides cable services. Those buildings house head-end equipment. The buildings each have approximately 150 square feet. The buildings are located on real estate in each of those towns, which is made available to Westside Communications under its franchise agreement  with  those  towns.  Westside  Communications  pays  a very nominal  consideration  for  the  use of  the  real  estate.  Westside
          Communications does not believe it will be difficult or cost prohibitive to obtain other real estate for the buildings or the equipment, if that became necessary for some reason.

          All of the real estate and substantially all of the other assets of Breda, Prairie Telephone and Tele-Services are subject to mortgages and security agreements given by those corporations to the Rural Telephone Finance Cooperative to stand as security and collateral for the loans made by the Rural Telephone Finance Cooperative to Breda, Prairie Telephone and Tele-Services. The loans are also each evidenced by a loan agreement and a secured promissory note. The loan agreements establish lines of credit in the amounts of $2,421,053 and $2,361,153 for Breda, and a line of credit of $1,444,545 for Prairie Telephone, and of $2,040,000 for Tele-Services.


          Tele-Services cannot, however, request any further advances under its loan agreement, and the aggregate principal amount outstanding under Tele-Services' loan agreement and secured promissory note as of June 30, 1999 was $1,084,567.

          The loan agreement given by both Breda and Prairie Telephone was given for the purpose of repaying their existing lines of credit with the Rural Telephone Finance Cooperative and consolidating their other outstanding loans, and the aggregate amount outstanding under that loan agreement as of June 30, 1999 was $2,263,317 for Breda, and $1,384,689 for Prairie Telephone.

          Breda's other loan agreement allowed it to borrow funds for purposes of the purchase of Westside Independent by Breda and the purchase of Westside Communications, Inc. by Tele-Services. The aggregate amount outstanding under that loan agreement as of June 30, 1999 was $2,320,735.

          Breda's mortgages and security agreements also secure a 1993 loan from the Rural Telephone Finance Cooperative in the aggregate principal amount of $722,252. The loan was granted for Breda to finance the purchase of its former direct broadcast satellite operation. The aggregate amount outstanding under that loan as of June 30, 1999 was $394,853.

          Prairie Telephone and Breda also have lines of credit available from the Rural Telephone Finance Cooperative in the amounts of, respectively, $250,000 and $750,000. Those lines of credit are subject to renewal on an annual basis, and will currently expire in January of 2000. The lines of credit are also secured by the mortgages and security interests discussed above.

          The Rural Telephone Finance Cooperative required Westside Independent to execute a guaranty of the loan made by the Rural Telephone Finance Cooperative to Breda to finance the purchase of Westside Independent by Breda and the purchase of Westside Communications by Tele-Services. Westside Independent's guaranty is secured by a mortgage and security agreement which covers its real estate and substantially all of its other assets. Westside Communications also executed that guaranty and the mortgage and security agreement, so its real estate and assets also secure the loan.


          Breda believes that its real estate, buildings and other improvements and the real estate, buildings and other improvements of its subsidiaries are adequate to conduct their business as conducted or proposed to be conducted on the effective date of this registration statement. Breda also believes that its' and its subsidiaries' buildings and improvements have been maintained in good repair and condition, ordinary wear and tear and depreciation excepted.

          Breda, Prairie Telephone and Westside Independent also each own various equipment used to switch, record and transmit telephone calls in the areas serviced by them. BTC also owns certain equipment. This equipment is all housed in buildings owned or leased by them, as discussed above. Breda believes that the normal and ordinary useful life of this type of equipment is approximately 5-12 years. The current equipment was purchased at various times over the period of 1986 to 1998. Breda believes the equipment is now in good operating condition and repair, considering ordinary wear and tear and depreciation. Breda, Prairie Telephone, Westside Independent and BTC also own miscellaneous lines, cables and other equipment used to provide telephone and internet services.

          Tele-Services and Westside Communications own various equipment used to receive, descramble and transmit cable signals, including various electronic receiving equipment and electronic conductors and devices. The equipment is sometimes called "head end" equipment. The equipment is located in various towns as discussed above. Tele-Services and Westside Communications also own other miscellaneous cables and equipment used in their business.


          Breda, Prairie Telephone, Westside Independent, Tele-Services, Westside Communications and BTC also hold various easements for their various telephone and cable lines and other property. Some of those easements are on or across real estate of the cities or other governmental authorities whose areas are being served, and others are on or across private property.


Item 4. Security Ownership of Certain Beneficial Owners and Management.
        ---------------------------------------------------------------

          Breda is only authorized to issue common stock.


          The following table sets forth some information on the percentage ownership of Breda's common stock as of June 30, 1999 by:


               o each person known by Breda to be the beneficial owner of more than 5% of Breda's common stock;

               o    each of Breda's directors;

               o    each of Breda's officers;

               o    the person employed by Breda as its manager; and

               o all directors and officers of Breda and the manager of Breda as a group.

                            Security Ownership Table

          Name and Address of
           Beneficial Owner            Number of Shares    Percentage Ownership
          -------------------          ----------------    --------------------

          Dean Schettler                        30                 .08%
          16326 120th St
          Breda, Iowa 51436

          Clifford Neumayer                    197*                .52%
          11846 Ivy Avenue
          Breda, Iowa 51436

          Larry Daniel                           2                .005%
          15731 Robin Avenue
          Glidden, Iowa 51433

          Dave Hundling                        108                 .29%
          12245 Birch Avenue
          Breda, Iowa 51436

          John Wenck                             6                 .02%
          23909 140th St
          Carroll, Iowa 51401

          Scott Bailey                          20                 .05%
          12424 120th Street
          Breda, Iowa 51436

          Dave Grabner                          54                 .14%
          11098 130th Street
          Breda, Iowa 51436

          Robert Boeckman                       30                 .08%
          23678 150th Street
          Carroll, Iowa 51401

          All directors and officers           447                1.18%
          and the manager as a group
          (8 persons)


          * Fifteen of these shares are held by Kevin Neumayer, and one of these shares is held by Neumayer Farms. Kevin Neumayer is Mr. Neumayer's son and Neumayer Farms is an Iowa partnership in which Mr. Neumayer is one of the partners. Those shares are included because they may be deemed to be beneficially owned by Mr. Neumayer for reporting purposes under this Item.


          To Breda's knowledge, no person is the beneficial owner of more than 5% of Breda's common stock.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
        -------------------------------------------------------------

          The directors and executive officers of Breda are as follows:

            Name                         Age           Position(s)
            ----                         ---           -----------

          Dean Schettler                 47            President and
                                                       Director

          Clifford Neumayer              50            Vice-President and
                                                       Director

          Larry Daniel                   57            Secretary and
                                                       Director


          Scott Bailey                   36            Treasurer and
                                                       Director


          Dave Hundling                  51            Director

          John Wenck                     60            Director

          Dave Grabner                   50            Director

          Dean Schettler has been the President and a director of Breda since April, 1997. His current term as a director will end in April, 2000. He has also held each of those positions with each of Breda's subsidiaries since April, 1997. Mr. Schettler has been employed by Pella Corporation, Pella, Iowa, since August, 1986. He was a moulder technician until August, 1997. Since that time he has been a production coordinator. Pella Corporation is a window and door manufacturer.

          Clifford Neumayer has been the Vice-President and a director of Breda since April, 1996. His current term as a director of Breda will end in April, 2002. He has also held each of those positions with each of Breda's subsidiaries since April, 1996. Mr. Neumayer has been self employed as a farmer since 1970.

          Larry Daniel has been the Secretary and a director of Breda since April, 1995. His current term as a director of Breda will end in April, 2001. He has also held each of those positions with each of Breda's subsidiaries since April, 1995. Mr. Daniel is a self employed farmer, and has been for at least the last five years.

          Scott Bailey has been a director of Breda since April, 1998. His current term as a director of Breda will end in April, 2001. He has also served as a director of each of Breda's subsidiaries since April, 1998. He has been Breda's treasurer, and the treasurer of Breda's subsidiaries since April, 1999. Mr. Bailey was the finance manager of marketing and sales for Pella Corporation, Pella, Iowa, from August, 1993, to September, 1995. He has been a controller for Pella Corporation since September, 1995 to the present. Pella Corporation is a window and door manufacturer.

          Dave Hundling has been a director of Breda since April, 1997. His current term as a director of Breda will end in April, 2000. He has also served as a director of each of Breda's subsidiaries since April, 1997. Mr. Hundling is also a self employed farmer, and has been for at least the last five years.

          John Wenck has been a director of Breda since April, 1997. His current term as a director of Breda will end in April, 2000. He has also served as a director of each of Breda's subsidiaries since April, 1997. Mr. Wenck is currently self employed as a farmer. He was also previously employed by the United Parcel Service as a delivery driver.

          Dave Grabner has been a director of Breda since April, 1999. His current term as a director of Breda will end in April, 2002. He has also served as a director of each of Breda's subsidiaries since April, 1999. Mr. Grabner is currently self employed as an electrician, and has been for at least the last five years. He was also previously self-employed as a farmer.


          The number of directors for Breda is currently fixed at seven. Each of Breda's directors is elected to a three year term and until his or her successor is elected. The terms of the directors of Breda are staggered, so that approximately one-third of the directors are elected each year. If a person has served for three consecutive terms as a director, that person must be off the board for at least one year before the person can again be elected as a director. Each director of Breda must also be a shareholder of Breda, and a director shall automatically cease to be a director if he or she sells or transfers all of his or her common stock in Breda. Each director must also be at least 18 years of age.

          The officers of Breda are elected annually by the board of directors at its annual meeting, and hold office until the next annual meeting of the board of directors and until their successor is chosen. Officers may also be removed by the board of directors at any time, with or without cause. Each officer must also be a director and a shareholder of Breda.


          Breda believes that two of its employees are and will continue to make a significant contribution to its business. Those employees are as follows:

              Name                                Age           Position
              ----                                ---           --------

            Robert J. Boeckman                    38            Manager

            Jane A. Morlok                        45            Co-Manager

          Both Mr. Boeckman and Ms. Morlok are employed pursuant to employment agreements with Breda. Those employment agreements are discussed in
          Item 6 below.

          Mr. Boeckman has been employed by Breda in various capacities since May, 1982. Prior to January, 1995, he was Breda's assistant manager. He has been the manager since January, 1995, and he was also given the title of chief operating officer in March, 1998.

          Ms. Morlok has been the  co-manager of Breda since March 30, 1998. Ms.
          Morlok  was  the  assistant   administrator/CFO  of  Manning  Regional
          Healthcare Center in Manning,

          Iowa from July of 1987 until March 20, 1998. Her responsibilities in that position included budgeting, reimbursement and rate setting for the hospital and nursing home run by the Manning Regional Healthcare Center, as well as daily general ledger operations and IRS filings. She also provided similar services to several other affiliated corporations.

Item 6. Executive Compensation.
        -----------------------

          Summary Compensation Table.
          ---------------------------

          The following summary compensation table shows the compensation paid by Breda to its manager in the 1996, 1997 and 1998 fiscal years:

                           Summary Compensation Table
                           --------------------------

          Name and                                Other Annual      All Other
          Position     Year   Salary(1)  Bonus   Compensation(2) Compensation(3)
          --------     ----   ---------  -----   --------------- ---------------

Robert J. Boeckman,    1996    $64,701  $ 2,000     $ 1,894         $12,631
  Manager              1997    $67,142  $ 2,000     $ 3,015         $13,157
                       1998    $70,700  $ 2,000     $ 4,737         $13,951

          (1) This amount includes a contribution by Mr. Boeckman of 3% of his annual gross salary pursuant to Breda's defined benefit retirement and security program, which is sponsored by the National Telephone Cooperative Association. As a condition of participation in that program, Mr. Boeckman must contribute a minimum of 3% of his annual gross salary. See also the "All Other Compensation" column above.

          (2) This amount includes payments to Mr. Boeckman by Breda from a fund established by Breda based upon sales of cell phones. The fund is allocated equally among the employees employed at Breda's and Westside Independent's offices. All employees share in the fund even if they are not involved in the sale of cell phones. Mr. Boeckman is not involved in those sales. The amount also includes a yearly clothing allowance and the estimated yearly value of services provided to Mr. Boeckman by Breda or its subsidiaries at no cost. Those services are local telephone service, basic cable service, internet service, and cellular phone service.

          (3) This amount represents contributions by Breda on behalf of Mr. Boeckman to Breda's defined benefit retirement and security program, which is sponsored by the National Telephone Cooperative Association. The program requires Breda to contribute an amount equal to 8.6% of Mr. Boeckman's annual gross salary. See also footnote 1 above regarding Mr. Boeckman's contributions to the program. This amount also includes a long term disability contribution of 1.02% of salary and employer-paid premiums on health, life and accidental death and dismemberment insurance.

          Dean Schettler is the president of Breda. No information is provided for Mr. Schettler in the summary compensation table because he does not receive compensation in his capacity as the president of Breda. Mr. Schettler does receive compensation for his services as a director of Breda. The compensation payable to directors is discussed below.

          No officer's or employee's total annual salary, bonus and other annual compensation exceeded $100,000 during any of the 1996, 1997 or 1998 fiscal years.

          Director Compensation.
          ----------------------

          All of Breda's directors currently receive $100 for each regular, special and conference call meeting of the board of directors. The vice-president, secretary and treasurer of Breda also currently receive an additional $25 for each regular, special and conference call meeting of the board of directors, and the president of Breda receives an additional $50 per meeting. Those payments are made to those individuals in their capacities as directors, and are based upon their additional duties at the meetings of the board of directors. Breda's directors received the same amounts in 1998, except that the vice-president of Breda did not receive an additional $25 per meeting in 1998.

          All of Breda's directors currently receive $125 per day for all day meetings of the board of directors, and for each outside meeting of the board of directors lasting over three hours. The directors receive one-half of their regular meeting rate for each outside meeting of the board of directors which lasts less than three hours. The directors received $125 per day for all day meetings of the board of directors in 1998. Examples of outside meetings include conventions and city council meetings.

          Breda's directors are also reimbursed for mileage and for any expenses paid by them on account of attendance at any meeting of the board of directors or other meetings attended by them in their capacity as a director of Breda.

          Directors may also receive internet services from Breda or its subsidiaries at no cost. The current estimated yearly value of internet services is $315. They were also entitled to receive internet services in 1998.

          Employment Agreements.
          ----------------------

          Breda has entered into employment agreements with Robert Boeckman, Breda's manager, and with Jane Morlok, Breda's co-manager.

          Mr.   Boeckman.   Mr.  Boeckman  is  responsible  for  the  day-to-day
          ---------------
          operations of Breda under his employment agreement. The term of the employment agreement will currently end on December 31, 2001. The employment agreement will automatically extend for successive one year periods, however, unless Breda or Mr. Boeckman provides the other with written notice prior to April 1 in any year of their desire to terminate the employment agreement at the end of that year. Breda may also terminate the employment agreement for any reason, including a breach or default by Mr. Boeckman, by giving Mr. Boeckman at least ninety days notice of his last day of employment with Breda.

          Mr. Boeckman's salary is increased under the employment agreement effective January 1 of each year to an amount equal to the previous year's salary, plus 3 1/2% of the previous year's salary, and the additional amount determined by multiplying the previous year's salary by the percentage increase as shown in the U.S. Department of Labor cost of living index for the previous year. In other words, Mr. Boeckman's yearly salary is increased by 3 1/2% percent plus a cost of living increase based on any increase in the U.S. Department of Labor's cost of living index.

          If Mr. Boeckman becomes totally disabled, he will continue to receive his then current salary until benefits under Breda's disability program become payable to him.

          If he dies while employed, Mr. Boeckman's estate or other designated beneficiary will receive his salary up to the date of death, and an additional six months of salary at the rate at the time of death and the salary equivalent of all accrued unused vacation time at the date of death.

          If Breda terminates Mr. Boeckman's employment without cause, Mr. Boeckman will receive a payment from Breda of an amount equal to the remaining salary that would have been paid to him up to the then expiration date of the employment agreement.

          Mr. Boeckman may terminate his employment with Breda if there is a change in the majority ownership of Breda. In that event, Mr. Boeckman will be entitled to receive a payment from Breda of an amount equal to the remaining salary that would have been paid to him up to the then expiration date of the employment agreement.

          Mr. Boeckman is also reimbursed by Breda under the employment agreement for all necessary and reasonable expenses incurred by him in performing services for Breda.

          Mr. Boeckman is also entitled to the same benefits and under the same conditions as are available to other full time employees of Breda. Some of those benefits include life insurance and disability insurance, and participation in Breda's defined benefit retirement and security program. Breda contributes an amount equal to 8.6% of Mr. Boeckman's annual gross salary under that program.

          Mr. Boeckman may also receive an annual bonus in the discretion of Breda's board of directors. He received a $2,000 bonus in each of 1996, 1997 and 1998.

          Ms.  Morlok.  Ms. Morlok is employed as Breda's  co-manager  under her
          ------------
          employment agreement. The term of the employment agreement will end on March 30, 2000. Breda may terminate Ms. Morlok's employment before that time for any reason by giving her thirty days prior written notice, but in that case, Breda must pay Ms. Morlok an amount equal to the remaining salary that would have been paid to her through March 30, 2000, the normal termination date of the employment agreement. Breda may also terminate the employment agreement on five days prior written notice if the termination is for cause. The employment agreement will also terminate thirteen weeks after Ms. Morlok is determined to be totally disabled.

          Ms. Morlok's annual salary under the employment agreement is $55,000. Her salary is reviewed every six months.

          She also receives various other benefits under the employment agreement, such as three weeks paid vacation per year; health, disability and life insurance; a death benefit; participation in Breda's defined benefit retirement and security program; a clothing allowance; and free local telephone and basic cable services.

          Breda does not have any written employment agreements with any officers or any other employees.

Item 7. Certain Relationships and Related Transactions.
        -----------------------------------------------

          Breda has not been a party to any transaction during the last two years, or proposed transaction, of the type required to be disclosed under this Item. The transactions to which this Item applies are transactions involving Breda or any of its subsidiaries and in which any of the following types of persons has a direct or indirect material interest:

          o    directors or officers of Breda,

          o    nominees for election as a director of Breda,

          o    any beneficial owner of more than 5% of Breda's common stock, or

          o any member of the immediate family of any person referred to above.

Item 8. Description of Securities.
        --------------------------


          Breda is authorized to issue 5,000,000 shares of common stock. The common stock has no par value. As of June 30, 1999, there were 37,722 shares of common stock issued and outstanding, which were held by 668 different shareholders.


          The common stock can only be issued to:


          o residents of the Breda or Lidderdale telephone exchange areas served by Breda who subscribe to Breda's telephone services, and

          o entities which have their principal place of business in the Breda or Lidderdale telephone exchange areas served by Breda and which subscribe to Breda's telephone services.


          As indicated, only residents of the Breda and Lidderdale telephone exchange service areas served by Breda are eligible to purchase stock. Although Breda also provides telephone services to Macedonia, Iowa and the surrounding area, residents of Macedonia, Iowa and the surrounding rural area cannot acquire any shares of common stock of Breda even if they are receiving telephone services from Breda. Subscribers to any services from any of Breda's subsidiaries also cannot buy common stock of Breda.


          Since approximately January 1, 1996, no person has been allowed to purchase more than thirty shares of common stock from Breda. A shareholder can own more than thirty shares, subject to the 1% limitation discussed in the following paragraph, but only thirty shares can be acquired through issuance of the shares by Breda.

          No shareholder may own more than 1% of the total issued and outstanding common stock of Breda, unless:


          o the shareholder already exceeded that percentage on February 28, 1995, or


          o the shareholder goes over 1% as a result of Breda redeeming shares of its common stock from other shareholders.

          In either of those cases, the shareholder may not increase the percentage of shares owned by the shareholder. If a shareholder owns 5% or more of the ownership interests of an entity which owns shares of Breda's common stock, the shares of Breda's common stock held by that entity and by the shareholder will be added together for determining whether the 1% limitation is exceeded.

          There can only be one shareholder for each telephone number served by Breda. There can also only be one shareholder for each household receiving telephone services from Breda, even if the household has more than one telephone number.

          Shareholders do not have any preemptive or other rights to acquire any shares which are issued by Breda. No shares of common stock are convertible into any other securities.

          There are no outstanding warrants, options or other rights to purchase shares of common stock of Breda, and there are no outstanding securities of Breda which are convertible into common stock of Breda.


          Breda's board of directors determines the purchase price payable for newly-issued shares of Breda's common stock. The board of directors has historically required subscribers to pay a purchase price equal to approximately 75% of the book value of Breda. The board of directors has historically made this determination at or around the annual meeting of the board, which is generally held in April, based upon Breda's then most recent year-end audited financial statements. Breda's fiscal year ends on December 31. The purchase price so determined by the board of directors then applies until the board of directors makes a new determination at or around the next annual meeting of the board. Under this approach, the purchase price determined by the board of directors at or around its annual meeting in 1995, 1996, 1997 and 1998 was, respectively, $27, $31, $41 and $64. The current purchase price determined by the board of directors at or around its 1999 annual meeting was $82. Breda estimates that the purchase price under this approach if it was determined as of June 30, 1999, would be approximately $172. The increase is attributable mainly to the proceeds from the sale of Breda's direct broadcast satellite operation. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year end financial statements utilized by the board of directors in establishing the current $82 purchase price. Breda does not anticipate a change in this approach in the foreseeable future, but the board of directors does have the right to change the purchase price payable for shares of common stock at any time, in its discretion.

          Breda has advised its shareholders that it currently does not contemplate issuing any additional shares of stock, but Breda has the right to do so and Breda may change its current view at any time.


          All   outstanding   shares  of  common   stock  are  fully   paid  and
          nonassessable.


          Each shareholder is entitled to only one vote on each matter presented for the vote of shareholders, regardless of the number of shares of common stock held by the shareholder. There are, however, two exceptions. One is that shareholders who are not receiving services from Breda do not have any voting rights. A person can be a shareholder without receiving services from Breda if the person was already a shareholder on February 28, 1995, or is a family member of such a shareholder, as described below. As of June 30, 1999, there were approximately 118 shareholders with no voting rights because of the fact they were not receiving services from Breda. The other exception is that each shareholder who previously held Class A stock of Breda will get one vote for each share of Class A stock held by the shareholder on February 28, 1995, and until one of the following occurs:


          o    the shareholder no longer receives services from Breda,


          o the shareholder no longer resides in the Breda or Lidderdale telephone exchange areas served by Breda,


          o    the shareholder dies, or

          o the shareholder transfers the shareholder's shares to someone else.

          As of June 30, 1999, there were 23 shareholders with multiple voting rights arising from their prior ownership of Class A stock, and they have one vote for each share of the former Class A Stock previously held by them. Each share of the prior Class A stock was converted into two shares of the current common stock at the time of the filing of Breda's Amended and Restated Articles of Incorporation in March of 1995.

          Any  number  of  the  shareholders  of  Breda  present  in  person  or represented by proxy constitutes a quorum for any meeting of the shareholders. In other words, a meeting of the shareholders of Breda can be held and conducted with however many shareholders come to the meeting, even if the shareholders at the meeting constitute a very small percentage of the total number of shareholders. This is a potentially material issue for a shareholder because only the vote of a majority of the shareholders present or represented at a meeting is all that is generally necessary for the shareholders of Breda to approve or take any action submitted to the shareholders. Breda has, however, established a practice of mailing ballots to the shareholders on all matters that will be presented for the vote of the shareholders, and allowing the shareholders to return those ballots by mail.

          As just indicated, the vote of a majority of the shareholders present or represented at a meeting is necessary to approve any matter submitted to the shareholders, except that the directors of Breda are elected by a plurality of the votes cast, and the vote of at least two-thirds of all of the shareholders of Breda is necessary to:


          o approve of the sale of Breda, the merger of Breda into another corporation, the dissolution of Breda, or the sale of all or substantially all of Breda's assets, and

          o    amend Article VIII of Breda's Restated Articles of Incorporation.
               Article VII sets forth the requirement for the two-thirds vote of the shareholders referred to immediately above.

          There is no cumulative voting for directors.

          Shareholders will only receive dividends if and when they are declared by Breda's board of directors out of funds legally available for dividends. Breda has only paid dividends on one occasion since it was incorporated in 1964 . The dividend was declared in April, 1999, and was in the amount of $3.00 per share.

          In the event of the dissolution, liquidation or winding up of Breda, the shareholders are entitled to their proportionate share, based on the number of shares held by them, of the net assets of Breda remaining after the payment of all debts and liabilities of Breda.

          Breda may, at the election of its board of directors, but is not required to, redeem a shareholder's shares if:


          o the shareholder is no longer receiving services from Breda, unless the shareholder already was not receiving services from Breda on February 28, 1995;

          o the shareholder no longer resides in the Breda or Lidderdale telephone exchange areas served by Breda, unless the shareholder already resided outside those areas on February 28, 1995; or

          o the shareholder dies, unless the heir of the shares of Breda stock meets the eligibility requirements for ownership of Breda's stock.

          The redemption price will be the fair value of the shares, as determined in the sole discretion of Breda's board of directors. The board of directors has historically redeemed shares at approximately 75% of Breda's book value. The board of directors has historically made this determination at or around the annual meeting of the board, which is generally held in April, based upon Breda's then most recent year-end audited financial statements. Breda's fiscal year ends on December 31. The redemption price so determined by the board of directors then applies until the board of directors makes a new determination at or around the next annual meeting of the board. Under this approach, the redemption price determined by the board of directors at or around its annual meeting in 1995, 1996, 1997 and 1998 was, respectively, $27, $31, $41 and $64. The current redemption price determined by the board of directors at or around its 1999 annual meeting was $82. Breda estimates that the redemption price under this approach if it was determined as of June 30, 1999, would be approximately $172. The increase is attributable mainly to the proceeds from the sale of Breda's direct broadcast satellite operation. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year end financial statements utilized by the board in establishing the current $82 redemption price. The board of directors may change any or all of these practices, however, at any time and in its discretion.

          In any of the above circumstances, a shareholder may, with the consent of Breda's board of directors, transfer the shareholder's shares to another person who is eligible to be a shareholder by reason of the fact that the person is receiving services from Breda and is residing in the Breda or Lidderdale telephone exchange areas served by Breda.

          No shareholder can sell or transfer any of his or her shares of Breda to any person who is not eligible to be a shareholder in Breda by reason of the fact that the person is receiving services from Breda and is residing in the Breda or Lidderdale telephone exchange areas served by Breda, with one exception. The exception is that a person who was a shareholder on July 20, 1995, may make a one time transfer of the shares held by the person on that date to a family member of the shareholder (which means a spouse, natural born or adopted child, grandchild, parent, grandparent, or sibling) even if the family member is not receiving services from Breda and is not residing in the Breda or Lidderdale telephone exchange areas served by Breda. These transfers are not subject to Breda's right of first refusal described in the following paragraph. Any family member receiving shares by this process does not have the same right, however, and can only sell or transfer the shares in accordance with the Restated Articles of Incorporation of Breda.


          Any shareholder who wants to sell or transfer his or her shares in Breda to another shareholder or person who is eligible to be a shareholder must first give Breda the right to purchase the shares. In this case, the shareholder must give Breda at least sixty days prior written notice of the proposed sale, including a copy of the written offer to purchase the shares. Breda may elect to purchase the shares for the same price offered to the shareholder at any time within sixty days after it receives the notice from the shareholder. If Breda elects to buy the shares, it must pay the purchase price in full upon the shareholder surrendering the stock certificates for the shares to Breda.


          Breda's bylaws may also contain provisions restricting the transfer of shares. The current bylaws do not contain any restrictions other than some of those described in this registration statement, but the bylaws can be amended by the directors or shareholders at any time.

          Breda has determined to facilitate an auction of its shares of common stock among its shareholders, and has generally advised its shareholders of this fact. Although Breda hopes the auction can be held in September or October, no firm date has been set for the auction because the board of directors is still considering what procedures and guidelines should be established for the auction.


          Each director of Breda is elected for a three year term, and the terms of office of the directors of Breda are staggered so that approximately one third of the directors terms expire each year. This structure could delay or defer a change in control of Breda which is attempted to be effected through a change in the control of the board of directors of Breda. Each director must also be a shareholder of Breda.

                                     PART II

Item 1. Market Price of and  Dividends on  Registrant's  Common Equity and other
        ------------------------------------------------------------------------
        Shareholder Matters.
        --------------------


          As of June 30, 1999, there were approximately 668 holders of record of Breda's common stock.


          Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. An investment in Breda's common stock is also not a liquid investment because the Restated Articles of Incorporation of Breda establish various restrictions on the transfer of shares of its common stock. Those restrictions are summarized in
          Part I, Item 8, of this registration statement.

          Some of the restrictions on the transfers of Breda's common stock allow Breda to redeem or repurchase shares of its common stock from its shareholders in various circumstances. Since there is no public trading market or any other principal market for Breda's common stock, repurchases of the common stock by Breda currently is the primary method for a shareholder to be able to sell his or her shares. As discussed in Item 8 of Part I of this registration statement, Breda has historically redeemed its common stock at approximately 75% of Breda's book value as of the close of the most recent fiscal year ending before the redemption.


          Over the period of January 1, 1996 through June 24, 1996, Breda repurchased four hundred and twenty-four shares of its common stock from two shareholders, at a purchase price of $27 per share. Over the period of June 25, 1996 through February 20, 1997, Breda repurchased seven hundred and eighty-nine shares from nine different shareholders, at a purchase price of $31 per share. Over the period of February 21, 1997 through March 1, 1998, Breda repurchased one thousand nine hundred and ninety-six shares of its common stock from fourteen different shareholders, at a purchase price of $41 per share. Over the period of March 2, 1998 through December 31, 1998, Breda repurchased three hundred and fifty-eight shares of its common stock from five different shareholders, at a purchase price of $64 per share. No shares were repurchased by Breda during the period of December 31, 1998 through June 30, 1999.


          There may have been transfers among the shareholders of Breda during the above periods for which Breda did not exercise its right of first refusal.


          Breda has not agreed to register any of its shares of common stock under any federal or state securities laws. After Breda has been subject to the reporting requirements of the Securities Exchange Act of 1934 for a period of ninety days, Rule 144 under the Securities Act of 1933 will be available to permit the resale of shares of common stock by shareholders, subject to certain restrictions contained in Rule 144, including the requirement that the shareholder has held his or her shares for a period of one year prior to the date of resale. Once a shareholder (other than a shareholder who is an officer or director of Breda) has held his or her shares of common stock for a period of two years, the shareholder will be able to resell the shares without restriction under Rule 144.

          As discussed in Item 8 in Part I of this registration statement, Breda contemplates facilitating an auction of its shares of common stock among its shareholders, but no firm date has been set for the auction.

          Breda has only declared and paid one dividend to its shareholders since Breda was incorporated in 1964. The dividend was declared on April 21, 1999. It was in the amount of $3.00 per share, for an aggregate dividend of $113,166. Breda currently contemplates retaining any future earnings for use in its business, and Breda does not anticipate paying any other dividends in the foreseeable future.

          Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefore as provided in the Iowa Business Corporation Act.

Item 2. Legal Proceedings.
        ------------------

          Breda currently is not aware of any pending legal proceeding to which Breda is a party or to which any of Breda's property is subject, other than routine litigation that is incidental to its business. Breda currently is also not aware that any governmental authority is contemplating any legal proceeding against Breda or its property.

Item 3. Changes in and Disagreements with Accountants.
        ----------------------------------------------

          Breda has not had any change in its accountants during the last three years, or any disagreements with its accountants during that period which are of the type required to be disclosed under this Item.


          Anderson and Company, in Emmetsburg, Iowa, has served as Breda's accounting firm for over 20 years. Anderson and Company was merged into Kiesling Associates LLP, effective as of June 1, 1999. Kiesling Associates LLP's principal offices are located in Madison, Wisconsin. It also has offices in other cities, including Des Moines, Iowa, and Emmetsburg, Iowa. The merger of Anderson and Company into Kiesling Associates LLP did not arise from any disagreements with Breda and was otherwise unrelated to Breda, and Breda has engaged Kiesling Associates LLP as Breda's accounting firm.


Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------

          Breda sold a total of five hundred fifty shares of its common stock in 1996 to forty-five different subscribers. Twenty-eight shares were sold to one subscriber on January 1, 1996, for a purchase price of $27 per share. Two hundred and thirty-nine shares were issued on January 19, 1996 to a total of fourteen different subscribers, for a purchase price of $27 per share. Two hundred and twelve shares of common stock were issued on February 20, 1996 to a total of twenty different subscribers, at a purchase price of $27 per share. Thirty-three shares of common stock were issued on May 24, 1996 to four different subscribers, at a purchase price of $27 per share. Thirty-one shares of common stock were issued on June 28, 1996 to two different subscribers, at a purchase price of $31 per share. Five shares of common stock were issued on July 5, 1996 to two different subscribers, at a purchase price of $31 per share. Two shares of common stock were issued on November 4, 1996 to two different subscribers, at a purchase price of $31 per share.

          A total of nine shares of common stock were issued in 1997 to two different subscribers, at a purchase price of $31 per share.

          Eighty-eight shares of common stock were issued on January 13, 1998 to three different subscribers, at a purchase price of $41 per share. Twenty shares were issued on February 9, 1998 to one subscriber, at a purchase price of $41 per share. Sixteen shares of common stock were issued on April 1, 1998 to one subscriber, at a purchase price of $41 per share. Thirty shares of common stock were issued on November 11, 1998 to one subscriber, at a purchase price of $64 per share.

          No shares of common stock were issued by Breda in 1999, through June 30, 1999.


          Breda has advised its shareholders that it currently does not contemplate issuing any additional shares of stock, but Breda has the right to do so and Breda may change its current view at any time.


          The purchase price paid by the subscribers in the above sales was approximately 75% of Breda's book value as of the close of the most recent fiscal year ending before the sale, as determined by the board of directors from Breda's year-end audited financial statements.

          All of the above-referenced sales of common stock were made pursuant to available exemptions under the Securities Act of 1933, including, without limitation, Rule 504.

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

          Section 1 of  Article  IV of the  Amended  and  Restated  Articles  of
          Incorporation of Breda provides that a director shall not be personally liable to Breda or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

               o for any breach of the director's duty of loyalty to Breda or its shareholders,

               o for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

               o for a transaction from which the director derived an improper personal benefit, or

               o    under Section 490.833 of the Iowa Business Corporation Act.

          Section 490.833 imposes liability upon a director who votes for or assents to a distribution by Breda which was made in violation of the Iowa Business Corporation Act or Breda's articles of incorporation, but only if the director did not comply with the standard of conduct required under the Iowa Business Corporation Act. The liability of a director in this circumstance is to Breda and is limited to the amount of the distribution that exceeds what could have been distributed by Breda without violating the Iowa Business Corporation Act or Breda's articles of incorporation. Breda's Amended and Restated Articles of Incorporation do not, however, impose any requirements for or limitations on distributions by Breda.

          Section 1 of Article IV also provides that if Iowa law is changed to permit further elimination or limitation of the liability of directors, then the liability of Breda's directors will automatically be eliminated or limited to full extent then permitted.

          Breda is required to indemnify its directors and officers who are wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director is or was a director of Breda or the officer is or was an officer of Breda, as the case may be, against reasonable expenses incurred in connection with the proceeding.

          Section 2 of Article IV of the Amended and Restated Articles of Incorporation of Breda and Section 8.1 of the Amended and Restated Bylaws of Breda also provide that each individual who is or was a director of Breda (and the heirs, executors, personal representatives or administrators of the individual) shall be indemnified and held harmless by Breda to the full extent permitted by applicable law. Accordingly, Breda will indemnify an individual who is made a party to a proceeding because the individual is or was a director of Breda against liability incurred in the proceeding if all of the following apply:

               o    the individual acted in good faith,

               o    the individual reasonably believed:

                    o in the case of conduct in the individual's official capacity with Breda, that the individual's conduct was in Breda's best interests, and

                    o in all other cases, that the individual's conduct was at least not opposed to Breda's best interest; and

               o in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

          Breda cannot, however, indemnify a director in either of the following circumstances:

               o in connection with a proceeding by or in the right of Breda in which the director was adjudged liable to Breda, or

               o in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

          Also, indemnification in connection with a proceeding by or in the right of Breda is limited to reasonable expenses incurred with the proceeding.


          Breda will also pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if any of the following applies:


               o the director furnishes Breda a written affirmation of the director's good faith belief that the director has met the applicable standard of conduct described in the Iowa Business Corporation Act,

               o the director furnishes Breda a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet that standard of conduct, or

               o a determination is made that the facts then known to those making the determination would not preclude indemnification under the Iowa Business Corporation Act.

          Breda's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that the indemnification to be provided by Breda will be to the full extent permitted by applicable law, as the law may later be amended. Accordingly, if applicable Iowa law is later amended to authorize further indemnification of directors, Breda's directors will automatically be entitled to indemnification to the full extent then permitted.

          Breda may also indemnify its officers, employees and agents to such extent and such effect as Breda's board of directors shall determine to be appropriate and authorized by applicable law.

          Any repeal or amendment by the shareholders of any of the indemnification provisions of Breda's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws will not adversely affect any right or protection of a director or officer existing at the time of such repeal or amendment. The indemnification rights in Breda's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws are not exclusive of any other right which any person may have or later acquire under any statute, agreement, vote of shareholders or disinterested directors, or otherwise.


          A director or officer of Breda who is a party to a proceeding may also apply for indemnification to the court conducting the proceeding. The court may order indemnification if it determines that either of the following applies:


               o the director or officer is entitled to mandatory indemnification under the Iowa Business Corporation Act, in which case the court shall also order Breda to pay the director's and officer's reasonable expenses incurred to obtain the court ordered indemnification, or

               o the director or officer is fairly and reasonably entitled to indemnification in view of all relevant circumstances, whether or not the director or officer met the applicable standard of conduct or was adjudged liable in the proceeding.

          In the latter event, however, if the director or officer was adjudged liable, indemnification is limited to reasonable expenses incurred.


          Breda does carry insurance covering its potential indemnification obligations, but there is no guaranty that the insurance will be sufficient to fully cover any indemnification obligation of Breda.


                                    PART F/S

          Breda's financial statements begin on page F-1 to this registration statement.

          The financial statements included with this filing are as follows:


               o Condensed Consolidated Financial Statements for the Three and Six Month Periods Ended June 30, 1999 and 1998 and the Year Ended December 31, 1998.


               o Financial Statements for the Years Ended December 31, 1998 and 1997.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                                   BREDA, IOWA

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                      AND THE YEAR ENDED DECEMBER 31, 1998

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

                                    Contents

                                                                         Page
                                                                         ----

Condensed Consolidated Financial Statements:

      Balance Sheets                                                   F3 - F4

      Statements of Income                                                F5

         Statements of Stockholders' Equity                               F6

      Statements of Cash Flows                                         F7 - F8

         Notes to Condensed Consolidated Financial Statements          F9 - F11

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

                      Condensed Consolidated Balance Sheets

                                                     June 30,
                                                       1999         December 31,
         ASSETS                                     (Unaudited)        1998
         ------                                     -----------     ------------
CURRENT ASSETS
         Cash and cash equivalents                  $   400,898     $   782,959
         Current portion of investments                 302,756         114,550
         Accounts receivable                            527,298         649,044
         Interest receivable                            109,839          21,455
         Inventories                                     89,869          80,279
         Other                                           80,941          69,263
                                                    -----------     -----------
                                                      1,511,601       1,717,550
                                                    -----------     -----------
OTHER NONCURRENT ASSETS
         Investments, less current portion            6,801,750       1,530,045
         Other investments                            2,471,891       2,468,022
         Intangibles, net of accumulated
           amortization                               1,239,547       1,753,447
         Other, net                                      10,495          21,390
                                                    -----------     -----------
                                                     10,523,683       5,772,904
                                                    -----------     -----------
PROPERTY, PLANT AND EQUIPMENT, NET                    6,169,225       6,185,874
                                                    -----------     -----------
TOTAL ASSETS                                        $18,204,509     $13,676,328
                                                    ===========     ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

                      Condensed Consolidated Balance Sheets

                                                      June 30,
                                                        1999        December 31,
     LIABILITIES AND STOCKHOLDERS' EQUITY           (Unaudited)         1998
     ------------------------------------           -----------     ------------
CURRENT LIABILITIES
     Accounts payable                               $   217,276     $   465,150
     Line of credit                                          --         750,000
     Current portion of long-term debt                  655,072         655,072
     Accrued taxes                                    1,160,816         177,033
     Other                                              110,095          95,817
                                                    -----------     -----------
                                                      2,143,259       2,143,072
                                                    -----------     -----------
LONG-TERM DEBT, less current portion                  6,866,114       7,156,342
                                                    -----------     -----------
DEFERRED INCOME TAXES                                   257,885         268,888
                                                    -----------     -----------
STOCKHOLDERS' EQUITY
     Common stock - no par value, 5,000,000
         shares authorized 37,722 shares
         issued and outstanding at $82 and $64
         stated value, respectively                   3,093,204       2,414,208
     Retained earnings                                5,844,047       1,693,818
                                                    -----------     -----------
                                                      8,937,251       4,108,026
                                                    -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $18,204,509     $13,676,328
                                                    ===========     ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

              Unaudited Condensed Consolidated Statements of Income
          For the Three and the Six Months Ended June 30, 1999 and 1998

                                           For the Three Months Ended     For the Six Months Ended
                                               1999           1998           1999           1998
                                               ----           ----           ----           ----
OPERATING REVENUES
     Local network services               $   127,115    $   100,990    $   241,378    $   199,381
     Network access services                  625,478        608,080      1,179,955      1,234,603
     Cable television services                269,002        246,601        523,943        467,965
     Telemarketing services                   103,997        146,800        220,921        280,108
     Internet services                         96,662         55,556        181,816        101,431
     Direct broadcast services (DBS)               --        330,802             --        666,806
     Billing and collection services           18,422         32,410         43,506         55,908
     Miscellaneous                            147,945        137,114        315,429        232,309
                                          -----------    -----------    -----------    -----------
                                            1,388,621      1,658,353      2,706,948      3,238,511
                                          -----------    -----------    -----------    -----------
OPERATING EXPENSES
     Plant specific operations                318,805        251,430        627,500        472,684
     Plant nonspecific operations              20,384         35,592         45,314         54,146
     Cost of programming                       73,246        301,878        135,251        559,013
     Depreciation and amortization            243,569        207,650        482,707        394,278
     Customer operations                      180,668        206,361        352,477        392,519
     Corporate operations                     262,877        160,715        465,108        300,382
     General taxes                             29,362          8,751         64,829         63,483
                                          -----------    -----------    -----------    -----------
                                            1,128,911      1,172,377      2,173,186      2,236,505
                                          -----------    -----------    -----------    -----------
OPERATING INCOME                              259,710        485,976        533,762      1,002,006
                                          -----------    -----------    -----------    -----------
NON-OPERATING INCOME (EXPENSE)
     Interest and dividend income              91,439         35,879        213,788         78,883
     Gain (loss) on sale of investments        (5,766)         3,452         (6,119)         3,452
     Gain on sale of DBS investment                --             --      7,436,415             --
     Loss on disposal of switch               (23,287)            --        (23,287)            --
     Loss on extinguishment of debt                --             --             --        (66,913)
     Interest expense                        (121,865)      (111,602)      (247,794)      (205,639)
     Other income (expense)                    (1,213)         7,214          3,039          6,676
                                          -----------    -----------    -----------    -----------
                                              (60,692)       (65,057)     7,376,042       (183,541)
                                          -----------    -----------    -----------    -----------
INCOME BEFORE INCOME TAXES                    199,018        420,919      7,909,804        818,465
                                          -----------    -----------    -----------    -----------

INCOME TAXES                                  102,054        121,227      2,967,413        299,668
                                          -----------    -----------    -----------    -----------

NET INCOME                                $    96,964    $   299,692    $ 4,942,391    $   518,797
                                          ===========    ===========    ===========    ===========
NET INCOME PER SHARE (Note 2)             $      2.57    $      7.88    $    131.02    $     13.76
                                          ===========    ===========    ===========    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

       Unaudited Condensed Consolidated Statements of Stockholders' Equity

                                         Common Stock            Retained
                                     Shares         Amount       Earnings         Total
                                  -----------    -----------    -----------    -----------
Balance at December 31, 1997           37,928    $ 1,555,048    $ 1,666,332    $ 3,221,380

    Total comprehensive income:

        Net income                                                  902,636        902,636

    Stock value adjustment                           875,150       (875,150)

    Common stock redeemed, net           (206)       (15,990)                      (15,990)
                                  -----------    -----------    -----------    -----------
Balance at December 31, 1998           37,722      2,414,208      1,693,818      4,108,026

    Total comprehensive income:

        Net income                                                4,942,391      4,942,391

    Stock value adjustment                           678,996       (678,996)

    Dividends paid ($3/share)                                      (113,166)      (113,166)
                                  -----------    -----------    -----------    -----------
Balance at June 30, 1999               37,722    $ 3,093,204    $ 5,844,047    $ 8,937,251
                                  ===========    ===========    ===========    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

            Unaudited Condensed Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 1999 and 1998

                                                              1999             1998
                                                              ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                           $ 4,942,391      $   518,797
     Adjustments  to  reconcile  net income to net
      cash provided by operating activities:
         Depreciation and amortization                        483,854          394,742
         Amortization of investment tax credits                (4,884)          (4,885)
         Deferred income taxes                                 (6,119)              --
         Gain on sale of DBS investment                    (7,436,415)              --
         Changes in operating assets and liabilities:
          (Increase) Decrease in assets                        12,094           13,364
          Increase (Decrease) in liabilities                  750,187          (73,812)
                                                          -----------      -----------
         Net cash provided by (used in) operating
          activities                                       (1,258,892)         848,206
                                                          -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                    (554,869)        (570,281)
     Salvage, net of cost of removal                           10,677            3,032
     Purchase of investments                               (5,459,911)        (229,797)
     (Increase) decrease in other investments                  (3,869)          20,218
     Additions to start-up costs                                   --          (90,247)
     Proceeds from sale of DBS investment                   8,038,197               --
                                                          -----------      -----------
         Net cash provided by (used in) investing
          activities                                        2,030,225         (867,075)
                                                          -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Redemption of capital stock                                   --          (12,022)
     Proceeds from long-term debt                                  --        3,650,050
     Repayment of long-term debt                           (1,040,228)      (3,679,655)
     Dividends paid                                          (113,166)              --
                                                          -----------      -----------
         Net cash used in financing activities             (1,153,394)         (41,627)
                                                          -----------      -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                    (382,061)         (60,496)
                                                          -----------      -----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF
PERIOD                                                        782,959          612,885
                                                          -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $   400,898      $   552,389
                                                          ===========      ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

            Unaudited Condensed Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 1999 and 1998

                                                             1999               1998
                                                             ----               ----
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION

     Cash paid during the year for:
         Interest                                         $   247,794      $   205,639
         Income taxes                                     $ 1,990,528      $   447,500

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

     Other investments acquired through debt financing    $        --      $   191,321
                                                          ===========      ===========

     During 1998,  the Company  purchased  all of the capital  stock of Westside
     Independent  Telephone  Company  and  Westside  Communications,   Inc.  for
     $2,264,327.  The following is a summary of the purchase  which was entirely debt financed

     Fair value of telephone plant                                         $   638,724
     Fair value of CATV plant                                                  212,560
     Current Assets                                                             38,675
     Other Investments                                                         404,472
     Goodwill                                                                1,336,083
     Current Liabilities                                                       (40,759)
     Deferred Credits                                                         (325,428)
                                                                           -----------
                                                                           $ 2,264,327
                                                                           ===========

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

         Notes to Unaudited Condensed Consolidated Financial Statements

1.   CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring items) necessary to present fairly the financial position as of June 30, 1999 and December 31, 1998 and the results of operations and changes in cash flows for the three and six months ended June 30, 1999 and 1998.

     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited financial statements. The results of operations for the period ending June 30, 1999 are not necessarily indicative of the operating results of the entire year.

2.   OPERATING SEGMENTS

     Breda Telephone Corporation organizes its business into two reportable segments: local exchange carrier (LEC) services and broadcast services. The LEC services segment provides telephone and data services to customers in local exchanges located in Central Iowa. The broadcast services segment provides cable television to customers in Iowa and Nebraska. Breda Telephone Corporation also has operations in internet and telemarketing services that do not meet the quantitative thresholds for reportable segments.

                                           Local
                                          Exchange
                                          Carriers      Broadcast    Other       Total
                                         -----------   ----------  ----------  ----------
     Six months ended June 30, 1999
     ------------------------------
Revenues and sales
      External customers                  $1,830,736   $  523,943  $  352,269  $2,706,948
      Intersegment                                --           --          --          --
Segment profit (loss)                        351,004    4,621,333     (29,946)  4,942,391

       Six months ended June 30, 1998
       ------------------------------
Revenues and sales
      External customers                  $1,755,245   $1,134,771  $  348,495  $3,238,511
      Intersegment                                --           --          --          --
Segment profit (loss)                        465,533       46,479       6,785     518,797

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA
         Notes to Unaudited Condensed Consolidated Financial Statements

2.   OPERATING SEGMENTS, (Continued)

                                             Local
                                            Exchange
                                            Carriers      Broadcast           Other          Total
                                            --------      ---------           -----          -----
      Three months ended June 30, 1999
      --------------------------------
Revenues and sales
      External customers                   $  944,767     $  268,789      $  175,065      $1,388,621
      Intersegment                                 --             --              --              --
Segment profit (loss)                         141,751        (35,394)         (9,393)         96,964

      Three months ended June 30, 1998
      --------------------------------
Revenues and sales
      External customers                   $  865,798     $  608,332      $  184,223      $1,658.353
      Intersegment                                 --             --              --              --
Segment profit (loss)                         297,804          3,541          (1,653)        299,692

                                                    Three months ended            Six months ended
      Reconciliation of Segment Information
      -------------------------------------
                                                    June 30,       June 30,      June 30,       June 30,
                                                      1999           1998          1999           1998
                                                      ----           ----          ----           ----
REVENUES AND SALES:
      Total revenues and sales for reportable
        segments                                  $1,213,556     $1,474,130     $2,354,679     $2,890,016
      Other revenues                                 175,065        184,223        352,269        348,495
      Elimination of intersegment revenues
        and sales                                         --             --             --             --
                                                  ----------     ----------     ----------     ----------
         Consolidated Revenues                    $1,388,621     $1,658,353     $2,706,948     $3,238,511
                                                  ==========     ==========     ==========     ==========
PROFIT:
      Total profit for reportable segments        $   96,964     $  299,692     $4,942,391     $  518,797
      Other profit (loss)                                 --             --             --             --
      Non-operating segment                               --             --             --             --
      Minority interest                                   --             --             --             --
                                                  ----------     ----------     ----------     ----------
         Net Income                               $   96,964     $  299,692     $4,942,391     $  518,797
                                                  ==========     ==========     ==========     ==========

                           BREDA TELEPHONE CORPORATION
                                   BREDA, IOWA

     Notes to Unaudited Condensed Consolidated Financial Statements

3.   NET INCOME PER COMMON STOCK

     Net income per common share for 1999 and 1998 was computed by dividing the weighted average number of shares of common stock outstanding into the net income. The weighted average number of shares of common stock outstanding for the three and six month periods ended June 30, 1999 and 1998 are 37,722 and 37,722 and 38,010 and 37,914, respectively.

4.   DISPOSITION OF DBS INVESTMENT

     On January 11, 1999, the Company sold substantially all of its assets and liabilities of their Direct Broadcast Satellite (DBS) investment. The Company received cash of $8,274,689; however, $230,000 was paid as a commission and $6,492 was held in an escrow account until final sale adjustments were completed. The transaction resulted in a gain of $7,436,415, which was included in operations during the first quarter of 1999.

5.   RECLASSIFICATION

     Certain  amounts   previously   reported  for  the  prior  year  have  been
     reclassified to conform to the 1999 presentation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                                   BREDA, IOWA

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 AND 1997

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                                   Breda, Iowa

                                    Contents


                                                                         Page
                                                                         ----
Independent Auditor's Report                                             F-14

Consolidated Financial Statements:

     Balance Sheets                                                  F-15 - F-16

     Statements of Income                                            F-17 - F-18

     Statements of Stockholders' Equity                                  F-19

     Statements of Cash Flows                                        F-20 - F-22

     Notes to Consolidated Financial Statements                      F-23 - F-51

To the Board of Directors
     Breda Telephone Corporation

                          Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Anderson and Company


/s/ Jeffrey R. Naig
-----------------------
Emmetsburg, Iowa
March 11, 1999

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                           ASSETS                         1998            1997
                           ------                         ----            ----


CURRENT ASSETS:
     Cash                                            $   782,959     $   612,885
     Cash - RUS construction fund                             --           6,535
     Current portion of investments (Note 3)             114,550          50,555
     Due from customers                                   70,268         110,189
     Unbilled access revenue                             159,085         148,712
     Other accounts receivable (Note 4)                  419,691         454,470
     Interest receivable                                  21,455          26,049
     Materials and supplies                               51,929          31,118
     Merchandise held for resale                          28,350          57,782
     Deposit                                                 365           5,000
     Prepayments                                          68,898          51,201
                                                     -----------     -----------
                                                       1,717,550       1,554,496
                                                     -----------     -----------
NONCURRENT ASSETS:
     Investments, less current portion (Note 3)        1,530,045       1,716,965
     Other investments (Note 5)                        2,468,022       1,651,245
     Nonregulated investments (Note 6):
        Net telemarketing plant                              578          70,579
        Net CATV plant                                 2,007,612       1,840,266
        Net nonregulated land and equipment              193,557         449,989
        Net DBS distribution rights                      469,342         512,010
        Net nonregulated telephone plant                 487,254              --
        Net business start-up costs                           --          49,115
        Net goodwill                                   1,284,105              --
     Other, net                                           21,390          49,467
     Unamortized debt expense, net                            --           6,847
                                                     -----------     -----------
                                                       8,461,905       6,346,483
                                                     -----------     -----------
PROPERTY, PLANT AND EQUIPMENT (Note 7):
     Telephone plant                                   6,985,718       6,111,241
     Less:  Reserve for depreciation                   3,758,790       4,039,849
                                                     -----------     -----------
                                                       3,226,928       2,071,392
     Acquisition adjustment, net                           4,058           5,566
     Telephone plant under construction                  265,887              --
                                                     -----------     -----------
                                                       3,496,873       2,076,958
                                                     -----------     -----------
                TOTAL ASSETS                         $13,676,328     $ 9,977,937
                                                     ===========     ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                LIABILITIES AND STOCKHOLDERS' EQUITY                       1998            1997
                ------------------------------------                       ----            ----

CURRENT AND ACCRUED LIABILITIES:
     Current maturities of long-term debt (Note 8)                    $   655,072     $   423,862
     Accounts payable                                                     443,669         658,785
     Line of credit (Note 8)                                              750,000              --
     Note payable                                                              --             393
     Customer deposits                                                     28,989          27,799
     Accrued interest                                                         400          13,492
     Accrued taxes                                                        177,033         340,474
     Other current liabilities                                             87,909          66,652
                                                                      -----------     -----------
                                                                        2,143,072       1,531,457
                                                                      -----------     -----------
LONG-TERM DEBT (Note 8):
     RTFC mortgage notes, less current maturities                       7,156,342       1,627,164
     RTB mortgage notes, less current maturities                               --       2,025,663
     RUS mortgage notes, less current maturities                               --       1,393,438
     Building mortgage note, less current maturities                           --          79,382
                                                                      -----------     -----------
                                                                        7,156,342       5,125,647
                                                                      -----------     -----------
DEFERRED CREDITS (Note 9):
     Unamortized investment tax credits                                    63,317          73,086
     Deferred income taxes                                                205,571          26,367
                                                                      -----------     -----------
                                                                          268,888          99,453
                                                                      -----------     -----------
STOCKHOLDERS' EQUITY:
     Common stock - no par value, authorized 5,000,000 shares,
       issued and outstanding at $64 stated value, 37,722 shares, and issued and outstanding at $41 stated value, 37,928
       shares, respectively                                             2,414,208       1,555,048
     Retained earnings                                                  1,693,818       1,666,332
                                                                      -----------     -----------
                                                                        4,108,026       3,221,380
                                                                      -----------     -----------
                TOTAL LIABILITIES AND
                   STOCKHOLDERS' EQUITY                               $13,676,328     $ 9,977,937
                                                                      ===========     ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Statements of Income
                 For the Years Ended December 31, 1998 and 1997

                                                      1998             1997
                                                      ----             ----

OPERATING REVENUES:
     Local network services                      $   398,215      $   346,471
     Network access services                       2,465,833        2,304,782
     Direct broadcast services                     1,191,897        1,128,002
     Telemarketing services                          581,437          551,170
     Internet services                               222,176           99,820
     Cable television services                       969,691          854,534
     Billing and collection services                 100,570          163,597
     Miscellaneous                                   597,662          560,189
                                                 -----------      -----------
                                                   6,527,481        6,008,565
                                                 -----------      -----------
OPERATING EXPENSES:
     Plant specific operations                     1,178,753          865,271
     Plant nonspecific operations                    153,418           63,112
     Cost of programming                           1,214,420          895,530
     Depreciation and amortization (Note 11)         898,496          812,780
     Customer operations                             813,645          897,971
     Corporate operations                            640,938          362,629
     General taxes                                   143,628          121,852
                                                 -----------      -----------
                                                   5,043,298        4,019,145
                                                 -----------      -----------
OPERATING INCOME                                   1,484,183        1,989,420
                                                 -----------      -----------
OTHER INCOME (EXPENSE):
     Interest and dividend income                    202,245          109,513
     Interest expense                               (487,486)        (384,728)
     Gain on sale of investments                       8,500               --
     Loss on disposal of property                   (118,443)              --
     Loss on extinguishment of debt                  (66,913)              --
     Other expense                                   (29,463)           6,666
     Loss from joint venture                         (15,702)              --
     Income from cellular partnership                109,973           74,065
     Income from cellular settlements                409,212               --
                                                 -----------      -----------
                                                      11,923         (194,484)
                                                 -----------      -----------
INCOME BEFORE INCOME TAXES                       $ 1,496,106      $ 1,794,936
                                                 -----------      -----------


                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Statements of Income
                 For the Years Ended December 31, 1998 and 1997

                                                       1998           1997
                                                       ----           ----
INCOME BEFORE INCOME TAXES                          $1,496,106     $1,794,936
                                                    ----------     ----------
INCOME TAXES                                           593,470        687,018
                                                    ----------     ----------
NET INCOME                                          $  902,636     $1,107,918
                                                    ==========     ==========
EARNINGS PER SHARE based on average shares
  of 37,831 and 38,915 shares, respectively         $    23.86     $    28.47
                                                    ==========     ==========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
                 For the Years Ended December 31, 1998 and 1997

                                              Common Stock               Retained
                                        Shares           Amount          Earnings          Total
                                     -----------      -----------      -----------      -----------
Balance, December 31, 1996                39,913      $ 1,237,303      $   957,656      $ 2,194,959


Total comprehensive income:
     Net income                                                          1,107,918        1,107,918


Common stock redeemed, net                (1,985)         (81,445)             (52)         (81,497)


Stock value adjustment (Note 15)                          399,190         (399,190)
                                     -----------      -----------      -----------      -----------


Balance, December 31, 1997                37,928        1,555,048        1,666,332        3,221,380


Total comprehensive income:
     Net income                                                            902,636          902,636


Common stock redeemed, net                  (206)         (15,990)                          (15,990)


Stock value adjustment (Note 15)                          875,150         (875,150)
                                     -----------      -----------      -----------      -----------


Balance, December 31, 1998                37,722      $ 2,414,208      $ 1,693,818      $ 4,108,026
                                     ===========      ===========      ===========      ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997

                                                                    1998            1997
                                                                    ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                $   902,636      $ 1,107,918
     Adjustments to reconcile net income to net cash
        provided by operating activities:
         Depreciation (Note 11)                                    775,293          738,735
         Amortization                                              132,624           75,656
     Deferred income taxes, net of effects from purchase
        of Westside Independent Telephone Company
        and Westside Communications, Inc.                         (146,224)         (22,101)
     Amortization of investment tax credits                         (9,769)          (9,769)
     Change in method of accounting                                 49,115               --
     (Increase) decrease in current assets, net of effects
        from purchase of Westside Independent Telephone
     Company and Westside Communications, Inc.:
     Cash - RUS construction fund                                    6,535           52,677
     Due from customers                                             40,929              400
     Unbilled access revenue                                       (10,373)          (7,877)
     Other accounts receivable                                      64,409         (106,169)
     Interest receivable                                             4,594          (16,809)
     Materials and supplies                                        (18,681)          (2,194)
     Merchandise held for resale                                    29,432           (3,276)
     Deposits                                                        4,635           11,940
     Prepayments                                                   (11,790)         (18,315)
     Increase (decrease) in current liabilities, net of
        effects from purchase of Westside Independent
        Telephone Company and Westside Communications,
        Inc.:
     Current maturities of long-term debt                          231,210           35,880
     Accounts payable                                             (244,699)         502,416
     Note payable                                                     (393)          (4,641)
     Accrued interest                                              (13,092)            (435)
     Accrued taxes                                                (172,137)          53,909
     Other current liabilities                                      20,157           (9,707)
                                                               -----------      -----------
         Net Cash provided by Operating Activities             $ 1,634,411      $ 2,378,238
                                                               -----------      -----------


                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997

                                                                      1998             1997
                                                                      ----             ----
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to telephone plant                                $(1,258,653)     $  (348,209)
     Salvage, less cost of removal                                   280,820           33,064
     Additions to CATV plant                                         (96,896)         (32,146)
     Acquisition of CATV plant                                       (64,610)              --
     Additions to nonregulated land and equipment                    (44,524)         (61,047)
     Additions to nonregulated telephone plant                      (491,282)              --
     (Increase) decrease in investments                              122,925       (1,767,520)
     (Increase) decrease in other investments                        (99,961)          20,025
     Additions to start-up costs                                          --          (50,809)
     Decrease in notes receivable                                         --          276,000
                                                                 -----------      -----------
         Net Cash used in Investing Activities                    (1,652,181)      (1,930,642)
                                                                 -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in customer deposits                           (160)             511
     Proceeds from line of credit                                    750,000               --
     Proceeds from long-term debt                                  3,650,050           27,966
     Payments and reclassifications of long-term debt             (4,196,056)        (424,443)
     Purchases of stock in excess of par                                  --              (52)
     Redemption of common stock, net                                 (15,990)         (81,445)
                                                                 -----------      -----------
         Net Cash provided by (used in) Financing Activities         187,844         (477,463)
                                                                 -----------      -----------
     Net increase (decrease) in cash                                 170,074          (29,867)
     Cash at beginning of year                                       612,885          642,752
                                                                 -----------      -----------
     Cash at end of year                                         $   782,959      $   612,885
                                                                 ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
     Cash paid during the year for:
        Interest                                                 $   480,639      $   380,172
        Income taxes                                             $   981,473      $   651,078

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997

                                                               1998        1997
                                                               ----        ----
SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

       Other investments acquired through debt financing  $   191,321     $   --
                                                          ===========     ======

     During 1998, the Company purchased all of the capital stock of Westside Independent Telephone Company and Westside Communications, Inc. for $2,264,327. The following is a summary of the purchase which was entirely debt financed.

Fair value of telephone plant                             $   638,724
Fair value of CATV plant                                      212,560
Current Assets                                                 38,675
Other Investments                                             404,472
Goodwill                                                    1,336,083
Current Liabilities                                           (40,759)
Deferred Credits                                             (325,428)
                                                          -----------
                                                          $ 2,264,327
                                                          ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTING GUIDELINES


     The accounting policies of Breda Telephone Corporation and subsidiaries conform to generally accepted accounting principles applicable to nonregulated telephone utilities. The accounting records of the Company are maintained in accordance with Part 32-Uniform System of Accounts for Class A Telephone Companies as prescribed by the Federal Communications Commission (FCC) with additional guidance and interpretations from the Iowa Utilities Board (IUB).


     The accounting records for the Company's subsidiary CATV operations are maintained in accordance with the Uniform System of Accounts for CATV companies as prescribed by the National Association of Regulatory Utility Commissioners.

     NATURE OF BUSINESS OPERATIONS

     The Company offers telephone services to customers in seven communities within West Central Iowa. They also provide Direct Broadcast Service ("DBS") to cabled and noncabled residences in nine counties located in Iowa and Nebraska, as well as cable television services to customers in nineteen communities in West Central Iowa and Nebraska. In addition, Prairie Telephone Company, Inc., a wholly-owned subsidiary of Breda Telephone Corporation, offers telemarketing services through their affiliate, Pacific Junction Telemarketing Center, Inc. Overall, the telephone services are the predominate line of business, based on earnings.

     BASIS OF ACCOUNTING

     The accrual basis of accounting is followed for the recording of revenues and expenses. Income is recorded when earned and expenses are recorded as soon as they result in liabilities for benefits received.

     CONSOLIDATION

     The consolidated financial statements include the accounts of Breda Telephone Corporation and its wholly-owned subsidiaries, Prairie Telephone Company, Inc., Westside Independent Telephone Company, and Tele-Services, Ltd. All assets and liabilities of the subsidiaries are consolidated with the assets and liabilities of the Company using the purchase method of accounting. All significant intercompany accounts and transactions were eliminated upon consolidation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     ACCOUNTING FOR INVESTMENTS

     Investments in companies in which the Company has less than a 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

     Investments of 20% or greater are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

     USE OF ESTIMATES

     Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

     CASH AND CASH EQUIVALENTS

     For purposes of the Statement of Cash Flows, the Company considers all demand deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

     In addition, the Company has on deposit at a local bank an amount exceeding the insurable limits by approximately $65,000.

     INVENTORIES

     Materials and supplies and merchandise held for resale by the utility are valued at the lower of cost or market. Inventories are reported on the first-in first-out method.

                                BREDA TELEPHONE CORPORATION
                                     AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements
                                   December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     PROPERTY, PLANT AND EQUIPMENT

     The Company, including their subsidiaries Prairie Telephone Company, Inc. and Westside Independent Telephone Company, follows the accounting policies with respect to maintenance, repairs, renewals, betterments and retirements as outlined in the Uniform System of Accounts for Telephone Companies prescribed by the Federal Communications Commission (FCC). Additions, replacements and renewals of property determined to be units of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation reserve accounts and no gain or loss is recognized at the time properties are retired or otherwise disposed. However, vehicles, tools, other work equipment, computers, furniture and office equipment are accounted for on a unit basis and, therefore, when retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Repairs and renewals of minor items of property are included in plant specific operations or maintenance expense accounts.

     With the exception of vehicles, tools, other work equipment, computers, furniture and office equipment which are depreciated on the unit, straight-line basis, the Company provides for depreciation for financial reporting purposes on the straight-line basis by the application of rates, based on the estimated service lives of the various classes of depreciable property.

     The subsidiary companies, excluding Prairie Telephone Company, Inc. and Westside Independent Telephone Company, record property, plant and equipment at cost. Expenditures for major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation is recorded on the straight-line basis.

     LONG-LIVED ASSETS, INCLUDING INTANGIBLES


     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of," the Company would record impairment losses on long-lived assets, including intangibles used in operations, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current estimates, management does not believe any of its long-lived assets are impaired.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     ACQUISITION ADJUSTMENT


     The acquisition adjustment included in property, plant and equipment represents the excess of purchase price over fair value assigned to telephone plant acquired. The acquisition adjustment is being amortized over a 15-year period and has less than three years remaining before being fully amortized.


     REVENUE RECOGNITION



     The Company recognizes revenues when earned regardless of the period in which they are billed. The Company is required to provide telephone service to subscribers within its defined service territory.

     Local network service, internet, direct broadcast and cable television services are recognized over the period a subscriber is connected to the network.

     Network access revenues are derived from charges for access to the Company's local exchange network. The interstate portion of network access revenues are received through pooling arrangements administered by the National Exchange Carrier Association (NECA) based on average schedule formulas. The intrastate portion of network access revenues are billed based upon the Company's tariff for access charges filed with the IUB. The charges developed from these tariffs are used to bill the connecting long distance provider and revenues are recognized in the period the traffic is transported based on the minutes of traffic carried.

     Other revenues include contractually determined arrangements for the provision of billing and collecting and telemarketing services and are recognized in the period when the services are performed.

     The Company utilizes the reserve method to recognize uncollectible customer accounts.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     INCOME TAXES

     The Company follows the practice of recording investment tax credits as deferred income, to be amortized over the life of the assets providing the credit as required by the Public Service Commission.

     Both the Company and the subsidiaries account for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax reporting basis of the entities assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     Deferred income taxes result from transactions which enter into the determination of taxable income in different periods than that recorded for the financial reporting process. The principal sources of deferred income taxes are accelerated tax depreciation on property, plant and equipment and partnership profits and losses.

2.   ASSETS PLEDGED

     Substantially, all assets are pledged as security for the long-term debt to the RTFC.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

3.   INVESTMENTS

     Investments  include  marketable  debt  and  equity  securities.  They  are
     classified  into  three  separate   categories  which  are  given  specific
     accounting treatment as follows:

                Classification                      Accounting Treatment
     ------------------------------------  -------------------------------------

     Held-to-maturity                      Amortized cost
       Debt securities with the intent
       and ability to hold to maturity

     Trading securities                    Fair value, with unrealized holding
       Debt and equity securities bought   gains and losses included in earnings
       primarily for sale in the near      and held
       term

     Available-for-sale                    Fair value, with unrealized holding
       Debt and equity securities not      gains and losses excluded from
       classified as held-to-maturity or   earnings and reported as a separate
       trading                             component of stockholders' equity

     Listed below are the investments as of December 31, 1998 and 1997:

                                                   Gross
                                  Amortized      Unrealized       Market
         December 31, 1998           Cost        Gain (Loss)      Value
         -----------------        ----------     -----------    ----------
Held-to-Maturity:
   Municipal Bonds                $1,520,186     $   15,279     $1,535,465
   U.S. Treasury Notes                35,000          2,088         37,088
   Government Securities              50,000            547         50,547

Available for sale:
   Common and Preferred Stock         39,409                        39,409
                                  ----------     ----------     ----------
                                  $1,644,595     $   17,914     $1,662,509
                                  ==========     ==========     ==========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

3.   INVESTMENTS, (Continued)

                                            Gross
                            Amortized     Unrealized       Market
December 31, 1997                Cost     Gain (Loss)      Value
-----------------          ----------     ----------     ----------
Held-to-Maturity:
   Municipal Bonds         $1,696,458     $   14,433     $1,710,891
   U.S. Treasury Notes         71,062          1,447         72,509
                           ----------     ----------     ----------
                           $1,767,520     $   15,880     $1,783,400
                           ==========     ==========     ==========

     The carrying value of the investments and presentation in the accompanying balance sheets is as follows:

                                          1998           1997
                                          ----           ----
       Current:
          Held-to-Maturity            $   75,141     $   50,555
          Available-for-sale              39,409             --
                                      ----------     ----------
                                         114,550         50,555
                                      ----------     ----------
       Noncurrent:
          Held-to-Maturity             1,530,045      1,716,965
                                      ----------     ----------
       Total Investments              $1,644,595     $1,767,520
                                      ==========     ==========



     Investments classified as held-to-maturity at December 31, 1998, are summarized by contractual maturity date below:

          Due in one year or less                   $   75,141
          Due after one year through five years        708,662
          Due after five years                         821,383
                                                    ----------
                                                    $1,605,186
                                                    ==========


     The  Company  had   realized   gains  of  $8,500  in  1998.   The  specific
     identification method was used to determine cost when calculating realized gains and losses.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

4.   OTHER ACCOUNTS RECEIVABLE

     Listed below are the other accounts receivable as of December 31, 1998 and 1997:

                                                       1998               1997
                                                       ----               ----
         NECA Settlements                            $ 48,349           $190,842
         Telemarketing                                101,769            118,435
         Cellular Commissions                          75,050             75,625
         Long Distance Carriers                       189,275             59,162
         Miscellaneous                                  5,248             10,406
                                                     --------           --------
                                                     $419,691           $454,470
                                                     ========           ========

5.   OTHER INVESTMENTS

     Other investments at December 31, 1998 and 1997, consist of nonmarketable equity securities and certificates carried at cost which approximates market, capital contributions to partnerships and various memberships as shown below:

                                                             1998           1997
                                                             ----           ----

Alpine Communications, L.C                             $  600,000     $  600,000
Rural Telephone Finance Cooperative - certificates        538,422        247,831
RSA #1, Ltd.                                              348,542        221,588
RSA #7, Ltd.                                              144,049        144,049
RSA #8, Ltd.                                              210,129         29,897
Central Iowa Cellular, Inc.                               206,770        206,770
Rural Telephone Bank - stock                              162,806        156,966
Quad County Communications                                152,057             --
Iowa Network Services - stock                              78,705         30,563
Telephone Acquisition Group, L.L.C                         15,000             --
Breda Country Club - stock                                 10,000         10,000
Rural Telephone Finance Cooperative - membership            1,000          1,000
Co Bank - stock                                               507          2,581
Miscellaneous                                                  35             --
                                                       ----------     ----------
                                                       $2,468,022     $1,651,245
                                                       ==========     ==========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

5.   OTHER INVESTMENTS, (Continued)

     During 1998, the Company became involved in a new investment, Telephone Acquisition Group, L.L.C. (TAG). The Company purchased one unit of the TAG limited liability company. The TAG group includes several Independent Telephone Companies whom have formed an entity in order to bid on GTE properties.

     The Company continues to have 13.32% interest in Alpine Communications, L.C. (Alpine). The Alpine group includes several Independent Telephone Companies whom have formed an entity and have purchased U.S. West telephone properties in Iowa.

     The Company's percentage interests in RSA #1, Ltd., RSA #7, Ltd., RSA #8, Ltd. and Central Iowa Cellular, Inc. (Des Moines MSA) partnerships are 9.0%, 7.1%, 11.7% and 4.0%, respectively at December 31, 1998. In addition, the Company owns a 16.7% interest in RSA #9, Ltd. partnership of which they have no original cash investment.


     During 1998, the Company extinguished its debt with the Rural Telephone Bank (RTB), an entity of the United States Government, and converted their Class B stock into Class C stock. The value of the Class C stock at December 31, 1998 was $1,170,000. The Company continued to hold $147,231 of Class B stock at December 31, 1998. The Class C stock pays a yearly cash dividend. As of December 31, 1997, all stock held was Class B stock. Thus, included within the above investments are $1,317,231 and $1,128,964 at December 31, 1998 and 1997, respectively, in stock of RTB combined Class C and B. In accordance with industry practice, the Class C stock representing patronage refunds is recorded at par, as stated above, with an offsetting credit for dividends received in a subaccount which is $1,154,425 and $971,998 as of December 31, 1998 and 1997, respectively. The Company understands redemption of the stock arising from RTB patronage dividends will not become available unless and until the RTB is privatized by the Federal Government. The Company has currently evaluated the likelihood of this event as remote, accordingly the amounts associated with the patronage refunds will be accounted for as income in the year of redemption for cash.


     In addition, Westside Independent Telephone Company, a wholly-owned subsidiary of Breda Telephone Corporation, has a 33.33% ownership interest in Quad County Communications. This joint venture has built a fiber optic network from Odebolt to Denison. Transactions with Quad County Communications are conducted on the basis of normal commercial relationships, at prevailing market prices.

                       BREDA TELEPHONE CORPORATION
                        AND SUBSIDIARIES

               Notes to Consolidated Financial Statements
                       December 31, 1998 and 1997

5.   OTHER INVESTMENTS, (Continued)

     The following is condensed financial data for Quad County Communications as of December 31, 1998:

                                                            1998
                                                            ----

                     Ordinary Loss                      $ (47,190)
                     Interest income                           85
                     Net loss                             (47,105)

                     Current assets                     $   5,625
                     Non-current assets                   461,729
                     Current liabilities                   11,184
                     Non-current liabilities                    0


     The investment in Quad County Communications is being accounted for on the equity method. The remaining investments are accounted for on the cost method.


6.   NONREGULATED INVESTMENTS

     Below are the nonregulated investments as of December 31, 1998 and 1997, and the related explanations of their treatment.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     TELEMARKETING PLANT

     Listed below are the major classes of the telemarketing plant as of December 31, 1998 and 1997:

                                                   1998             1997
                                                   ----             ----

            Computer Equipment                   $223,906         $223,906
            Office Furniture and Equipment          8,661            8,661
                                                 --------         --------
                Telemarketing Equipment           232,567          232,567
            Less:  Reserve for Depreciation       231,989          231,824
                                                 --------         --------
                                                      578              743
                                                 --------         --------

            Telemarketing Building                     --           91,664
            Less:  Reserve for Depreciation            --           22,328
                                                 --------         --------
                                                       --           69,336
                                                 --------         --------

            Telemarketing Land                         --              500
                                                 --------         --------
            Total Telemarketing Plant            $    578         $ 70,579
                                                 ========         ========

     Both the building and land were sold during 1998 for a loss of approximately $68,500. All of the remaining plant was fully depreciated as of December 31, 1998, with the exception of an office copy machine which is being depreciated over ten years. The depreciation provision as a percentage of the average balance of telemarketing plant in service was
     13.9 percent in 1997.

     The offering of telemarketing services does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     CATV PLANT

     Listed below are the major classes of the CATV plant as of December 31, 1998 and 1997:

                                                         1998             1997
                                                         ----             ----

           Franchise                                $   32,992        $   28,048
           Land                                          8,586             7,586
           Buildings                                   237,557           234,699
           Towers and Antennas                         244,194           220,005
           Electronic Receiving Equipment            1,202,591         1,036,720
           Other Head End Equipment                     11,691             6,691
           Electronic Conductors and Devices         1,341,369         1,272,201
           Services                                    146,988            72,523
           Installations on Customer Premises           49,455            27,820
           Office Furniture and Equipment               55,093            55,093
           Vehicles                                    126,115           126,115
           Tools and Other Work Equipment               26,284            21,348
                                                    ----------        ----------
                   CATV Plant                        3,482,915         3,108,849
           Less:  Reserve for Depreciation           1,475,303         1,268,583
                                                    ----------        ----------
                                                    $2,007,612        $1,840,266
                                                    ==========        ==========

     The depreciation provision as a percentage of the average balance of CATV plant in service was 6.3 and 5.2 percent in 1998 and 1997, respectively. Individual plant depreciation rates range as follows:

           Buildings                              4.0 - 20.0%
           Towers and Antennas                    4.0 - 20.0%
           Electronic Receiving Equipment         4.0 - 20.0%
           Other Head End Equipment               4.0 - 20.0%
           Electronic Conductors and Devices      4.0 - 20.0%
           Services                               4.0 - 20.0%
           Installations on Customer Premises     4.0 - 20.0%
           Office Furniture and Equipment               10.0%
           Vehicles                                     15.0%
           Tools and Other Work Equipment        10.0 - 20.0%

     The offering of CATV service does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     NONREGULATED LAND AND EQUIPMENT

     Listed below are the major classes of nonregulated land and equipment as of December 31, 1998 and 1997:

                                                      1998            1997
                                                      ----            ----

        Land                                       $  8,523        $  8,523
                                                   --------        --------
        DBS Leased Dishes                           319,940         711,590
        Less:  Reserve for Depreciation             206,197         306,178
                                                   --------        --------
                                                    113,743         405,412
                                                   --------        --------
        Nonregulated Customer Premise
            Equipment - Leased                      387,365         384,569
        Less:  Reserve for Depreciation             385,107         384,569
                                                   --------        --------
                                                      2,258              --
                                                   --------        --------
        Internet Equipment                           77,054          34,992
        Less:  Reserve for Depreciation              14,704           3,499
                                                   --------        --------
                                                     62,350          31,493
                                                   --------        --------
        Payphone Equipment                            9,482           8,757
        Less:  Reserve for Depreciation               8,588           8,056
                                                   --------        --------
                                                        894             701
                                                   --------        --------
        Paging Equipment                              7,022           4,560
        Less:  Reserve for Depreciation               1,233             700
                                                   --------        --------
                                                      5,789           3,860
                                                   --------        --------
        Total Nonregulated Land and Equipment      $193,557        $449,989
                                                   ========        ========

     The leasing of nonregulated land and equipment does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     DBS DISTRIBUTION RIGHTS


     The Company entered into an agreement with the National Rural Telecommunications Cooperative ("NRTC") on July 20, 1992. Over the years 1992 through 1994, the Company paid the NRTC total payments of $640,012 for distribution and marketing rights. The NRTC grants the Company the exclusive right to market and sell Direct Broadcast Service ("DBS") to all noncabled residences in the nine Iowa and Nebraska counties of Carroll, Sac, Greene, Crawford, Fremont, Cass, Otoe, Richardson and Nemaha, as well as to cabled residences in the Iowa counties of Sac and Fremont and the Nebraska county of Cass. The DBS services to be marketed and sold consist of various programming packages. The service commencement date was July 1994. The agreement remains in effect for ten years from the service commencement date or until the satellite is removed, whichever occurs earlier. The DBS distribution rights are being amortized on a straight-line basis over fifteen years. Amortization expense for both 1998 and 1997 was $42,668. In the event the satellite is removed prior to the ten year term, the Company shall receive a refund of its member payment in accordance with the agreement. Distribution rights as of December 31, 1998 and 1997 consist of the following:



                                                         1998             1997
                                                         ----             ----

DBS Distribution Rights                                $640,012         $640,012
Less:  Accumulated Amortization                         170,670          128,002
                                                       --------         --------
                                                       $469,342         $512,010
                                                       ========         ========

     NONREGULATED TELEPHONE PLANT

     Listed below are the major classes of nonregulated telephone plant as of December 31, 1998:

                                                           1998
                                                           ----

          Buildings                                      $145,000
          Less: Reserve for Depreciation                    4,028
                                                         --------
                                                          140,972
          Telephone plant under construction              346,282
                                                         --------
                                                         $487,254
                                                         ========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     Individual plant depreciation rates for the nonregulated telephone plant are as follows:

                Buildings                            3.0%

     The nonregulated telephone plant has been engineered and built with the intentions of providing competitive telecommunication services in the neighboring community of Carroll. As of December 31, 1998, the plant was not fully operational and was not yet providing any services.

     The offering of nonregulated telephone service does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

     BUSINESS START-UP COSTS

     During 1998, the Company changed its method of accounting for the reporting of business start-up costs to conform with new requirements of the
     Financial Accounting Standards Board. The start-up costs originally capitalized by the Company are on the books of BTC, Inc, a wholly-owned subsidiary of Prairie Telephone Company, Inc. The effect of this change was to decrease subsidiary net income for 1998 by $49,115. Financial statements for 1997 have not been restated, and the cumulative effect of the change of $49,115 is shown as a one-time charge to income on BTC, Inc.'s 1998 income statement.


     GOODWILL

     On June 1, 1998, the Company acquired 100% ownership of Westside Independent Telephone Company. The total cost of the acquisition exceeded the fair value of the net assets of Westside Independent Telephone Company by $1,178,472. This excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years. Amortization expense and accumulated amortization recorded in 1998 was $45,848.

     As of June 1, 1998, Tele-Services, Ltd., a wholly-owned subsidiary of Breda Telephone Corporation, acquired 100% ownership of Westside Communications, Inc. The total cost of the acquisition exceeded the fair value of the net assets of Westside Communications, Inc. by $157,611. This excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years. Amortization expense and accumulated amortization recorded in 1998 was $6,130.

                          BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


7.   PROPERTY, PLANT AND EQUIPMENT


     Listed below are the major classes of the telephone plant as of December 31, 1998 and 1997:

                                                      1998               1997
                                                      ----               ----

         Organization                             $      803         $      803
         Franchise                                     3,167              3,167
         Land                                         30,484             20,843
         Vehicles                                    208,692            136,759
         Tools and Other Work Equipment              319,708            307,768
         Furniture and Office Equipment              144,300            136,558
         Computer Equipment                          207,665            186,806
         Buildings                                   542,544            482,577
         Central Office Equipment                  1,981,455          1,774,424
         Buried Cable                              3,546,900          3,061,536
                                                  ----------         ----------
                         Telephone Plant          $6,985,718         $6,111,241
                                                  ==========         ==========

     The depreciation provision as a percentage of the average balance of telephone plant in service was 6.7 percent in both 1998 and 1997. Individual plant depreciation rates range as follows:

         Vehicles                                 15.0 - 25.0%
         Tools and Other Work Equipment           10.0 - 20.0%
         Furniture and Office Equipment           10.0 - 40.0%
         Computer Equipment                              20.0%
         Buildings                                 3.0 - 15.0%
         Central Office Equipment                 10.0 - 25.0%
         Buried Cable                              5.0 - 15.0%

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


8.   LONG-TERM DEBT


     During 1998, the Company refinanced the mortgage notes payable to the Rural Utilities Service (RUS) and the Rural Telephone Bank (RTB) with new mortgage notes payable to the Rural Telephone Finance Cooperative (RTFC). The Company continues to have the original mortgage notes payable to the RTFC and a building mortgage note with the Tiefenthalers. Following is a summary of outstanding debt as of December 31, 1998 and 1997:

                                                                1998             1997
                                                                ----             ----
Rural Telephone Finance Cooperative
    6.40% (Variable Rate) Note due October 28, 2005      $   459,342      $   574,200
    6.15% (Variable Rate) Note due February 17, 2005       1,172,817        1,343,345
    6.10% (Variable Rate) Note due May 26, 2013            1,415,110               --
    6.10% (Variable Rate) Note due May 26, 2013            2,313,042               --
    7.35% (Fixed Rate) Note due May 26, 2013               2,371,721               --

Building Mortgage Note - Cyril and Ethel
  Tiefenthaler
    7.00% Note due October 1, 1999                            79,382           91,367

Rural Utilities Service
    2.00% Note due September 9, 2002                              --          140,118
    2.00% Note due May 31, 2004                                   --           56,716
    2.00% Note due June 10, 2004                                  --           66,386
    2.00% Note due July 11, 2010                                  --           60,394
    5.00% Note due July 17, 2010                                  --          177,533
    5.00% Note due July 28, 2021                                  --          771,442
    5.00% Note due September 27, 2022                             --          190,695

Rural Telephone Bank                                              --
    7.00% Note due December 11, 2013                              --          729,293
    8.00% Note due December 21, 2013                              --          123,610
    8.50% Note due July 28, 2021                                  --        1,040,302
  10.75% Note due May 12, 2016                                    --          184,108
                                                         -----------      -----------
                                                           7,811,414        5,549,509
    Less:  Current Maturities                               (655,072)        (423,862)
                                                         -----------      -----------
                                                         $ 7,156,342      $ 5,125,647
                                                         ===========      ===========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


8.   LONG-TERM DEBT, (Continued)


     The Breda Telephone Corporation has an outstanding line of credit with the RTFC for $750,000. The principal and interest, at a rate of 6.7%, are payable in full on January 28, 1999.

     In addition, Prairie Telephone Company, a wholly-owned subsidiary of Breda Telephone Corporation, received approval on a line of credit from the RTFC for $250,000. The approved line of credit was available until January 28, 1999 at a rate of 6.7%. The Company had not drawn down any funds as of December 31, 1998.

     All the RTFC loans are repayable in equal quarterly installments covering principal and interest. The final balloon payment on the building mortgage note with Cyril and Ethel Tiefenthaler is due on October 1, 1999. Principal payments due during the years subsequent to December 31, 1998 on notes outstanding are as follows:

                                                          Building
                                                          Mortgage
                                       RTFC                 Note
                                    ----------          -----------

                1999                $  575,690          $   79,382
                2000                   608,412
                2001                   643,059
                2002                   579,166
                2003                   561,770
                Thereafter           4,763,935

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


9.   INCOME TAXES


     Income taxes reflected in the Consolidated Statements of Income consist of the following:


                                                   1998            1997
                                                   ----            ----
  Federal income taxes -
   Current tax expense                          $ 562,083       $ 555,951
   Deferred tax expense (benefit)                (109,668)        (17,018)
   Amortization of investment tax credits          (9,769)         (9,769)
  State income taxes -
   Current tax expense                            187,380         162,937
   Deferred tax expense (benefit)                 (36,556)         (5,083)
                                                ---------       ---------
   Total income tax expense                     $ 593,470       $ 687,018
                                                ---------       ---------

     The following is a reconciliation of the statutory federal income tax rate of 34% to Breda Telephone Corporation's effective income tax rate

                                                         December 31,
                                                     1998            1997
                                                     ----            ----
  Statutory federal income tax rate                  34.0%         34.0 %
  State income taxes, net of federal benefit          6.4             5.7
  Amortization of investment tax credits             (1.2)           (1.4)
  Amortization of goodwill                             .5              --
  Other                                                --              --
                                                ---------       ---------
  Effective income tax rate                          39.7%         38.3 %
                                                ---------       ---------

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

9.   INCOME TAXES, (Continued)

         Deferred federal and state tax liabilities and assets comprise the following:

                                                      1998         1997
                                                      ----         ----
Deferred tax liability:
 Accelerated depreciation                           $318,518     $ 40,337
 Other                                                 8,770       19,787
                                                    --------     --------
Total deferred tax liabilities                       327,288       60,124
                                                    --------     --------
Deferred tax asset:
 Partnership interests                                85,009       29,618
 Startup expenses                                     32,879           --
 Other                                                 3,829        4,139
                                                    --------     --------
Total deferred tax assets                            121,717       33,757
 Less:  valuation allowance                                0            0
                                                    --------     --------
Net deferred tax assets                              121,717            0
                                                    --------     --------
Net deferred tax benefit (liability)                $205,571     $ 26,367
                                                    ========     ========
Current portion                                     $     --     $     --
Long-term portion                                    205,571       26,367
                                                    --------     --------
Net deferred tax benefit (liability)                $205,571     $ 26,367
                                                    ========     ========

The tax provision differs from the expense that would result from applying the federal statutory rates to income before taxes because of state income taxes and the amortization of investment tax credits.

Breda Telephone Corporation files a consolidated tax return including its wholly-owned subsidiaries, Prairie Telephone Company, Inc., Westside Independent Telephone Company and Tele-Services, Ltd.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

10.  OPERATING SEGMENTS INFORMATION

     Breda Telephone Corporation organizes its business into two reportable segments: local exchange carrier (LEC) services and broadcast services. The LEC services segment provides telephone, data and other services to customers in local exchanges. The broadcast services segment provides DBS and cable television to customers in Iowa and Nebraska. Breda Telephone Corporation also has operations in internet and telemarketing services that do not meet the quantitative thresholds for reportable segments.

     Breda Telephone Corporation's reportable business segments are strategic business units that offer different products and services. Each reportable segment is managed separately primarily because of different products, services and regulatory environments. LEC segments have been aggregated because of their similar characteristics.

     The segment's accounting policies are the same as those described in the summary of significant accounting policies.

                                        Local
                                       Exchange
       1998                            Carriers       Broadcast           Other          Total
       ----                            --------       ---------           -----          -----
Revenues and sales                  $ 3,635,090     $ 2,161,588      $   730,803      $ 6,527,481
Intersegment revenue and sales               --              --               --               --
Interest revenue                        180,710          19,966            1,569          202,245
Interest expense                        396,234          91,252               --          487,486
Depreciation and amortization           496,858         386,241           15,397          898,496
Segment profit (loss)                 1,080,635        (136,905)         (41,094)         902,636
Segment assets                       10,128,218       2,963,322          708,829       13,800,369
Expenditures for segment assets       1,258,653         206,030          491,282        1,955,965

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


10.  OPERATING SEGMENTS INFORMATION, (Continued)

                                        Local
                                       Exchange
       1997                            Carriers       Broadcast           Other          Total
       ----                            --------       ---------           -----          -----
Revenues and sales                  $ 3,415,695     $ 1,982,536      $   610,334     $ 6,008,565
Intersegment revenue and sales               --              --               --              --
Interest revenue                         89,848          19,665               --         109,513
Interest expense                        282,904         101,824               --         384,728
Depreciation and amortization           428,629         346,641           37,510         812,780
Segment profit (loss)                 1,131,536         (31,371)           7,753       1,107,918
Segment assets                        6,808,958       3,134,624          212,618      10,156,200
Expenditures for segment assets         348,209          93,193               --         441,402

Reconciliation of Segment Information                        1998             1997
-------------------------------------                        ----             ----
REVENUES AND SALES:
    Total revenues and sales for reportable segments     $ 5,796,678      $ 5,398,231
    Other revenues                                           730,803          610,334
                                                         -----------      -----------
     Consolidated Revenues                               $ 6,527,481      $ 6,008,565
                                                         ===========      ===========

PROFIT:
    Total profit for reportable segments                 $   943,730      $ 1,100,165
    Other profit (loss)                                      (41,094)           7,753
                                                         -----------      -----------
     Net Income                                          $   902,636      $ 1,107,918
                                                         ===========      ===========

                       BREDA TELEPHONE CORPORATION
                        AND SUBSIDIARIES

               Notes to Consolidated Financial Statements
                       December 31, 1998 and 1997


10. OPERATING SEGMENTS INFORMATION, (Continued)

                                                 1998              1997
                                                 ----              ----
ASSETS:
Total assets for reportable segments        $ 13,091,540      $  9,943,582
Other assets                                     708,829           212,618
Elimination of intercompany receivables         (124,041)         (178,263)
                                            ------------      ------------
    Consolidated assets                     $ 13,676,328      $  9,977,937
                                            ============      ============

11.  DEPRECIATION


     The provision for depreciation for the years ended December 31, 1998 and 1997, was $775,293 and $738,735, respectively, which was distributed as follows:

                                                1998         1997
                                                ----         ----
                      Operating Expenses:
                          Telephone           $421,425     $399,044
                          Telemarketing            165       32,317
                          CLEC                  15,232        3,499
                          CATV                 205,174      160,454

                          DBS                  130,723      142,127
                          Miscellaneous          2,574        1,294
                                              --------     --------
                                              $775,293     $738,735
                                              ========     ========


12.  EMPLOYEE BENEFIT PLAN


     The Company adopted for its employees who have met certain eligibility requirements, a Defined Benefit Retirement and Security Program sponsored by the National Telephone Cooperative Association. The plan calls for the Company to contribute 8.6% of each enrolled employee's annual gross salary. As a condition of participation, each participating employee must also contribute a minimum 3% of their annual gross salary. Contributions made by the Company totaled $63,045 and $49,756 for the years ended December 31, 1998 and 1997, respectively.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


13.  EMPLOYMENT CONTRACTS


     On January 1, 1995, the Company extended an employment contract with its General Manager to December 31, 1999. The contract provides for a beginning salary for the 1995 year of approximately $59,000, plus an adjustment each subsequent year equal to the previous years salary plus 3 1/2%, plus the percentage increase as shown by the Consumer Price Index for the previous year. The contract provides for the payment of an annual bonus at the sole discretion of the Board of Directors. The General Manager is also entitled to the same benefits and under the same conditions as are available to other full-time employees of the Breda Telephone Corporation.

     The employment contract includes additional covenants regarding the disability or death of the General Manager during the contract period, as well as a covenant covering the majority change in ownership of the Company. There is an extension or renewal clause in the contract for additional periods of one year subsequent to December 31, 1999. The contract automatically renews unless the Company notifies the General Manager in writing prior to April 1,1999 of its intention to terminate the agreement. The agreement is extended for additional periods of one calendar year.

     Additionally, on March 30, 1998, the Company extended an employment contract with its Chief Financial Officer to March 30, 2000. The contract provides for a beginning salary for the 1998/1999 year of $55,000. The contract also provides for a performance and salary review after the first six months of employment. The Chief Financial Officer is also entitled to the same benefits and under the same conditions as are available to other full-time employees of the Breda Telephone Corporation. The employment contract also includes a covenant regarding the disability of the Chief Financial Officer during the contract period. There are termination clauses which allow termination without cause upon a thirty day written notice and with cause upon a five day written notice. The without cause termination would provide for the contract to be paid in full.

     The aggregate commitment for future salaries at December 31, 1998, excluding bonuses, was approximately $131,000.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


14.  MAJOR CUSTOMER


     Pacific Junction Telemarketing Center, Inc., wholly-owned subsidiary of Prairie Telephone Company, Inc., received nearly all of its telemarketing service revenues from one customer during both 1998 and 1997. For the years ended December 31, 1998 and 1997, the telemarketing service revenues from the major customer were $579,836 and $528,700, respectively. At December 31, 1998 and 1997, the amount due from this customer, included in other accounts receivable on the balance sheet, was $101,676 and $106,671, respectively.


15.  STOCK VALUE ADJUSTMENT


     During June of 1998, the Board of Directors authorized an additional $23.00 increase in the stated value of each share of common stock from $41.00 to $64.00. There were 38,050 shares outstanding at the time of the value adjustment which reduced retained earnings by $875,150.

     The June of 1997 authorized increase was $10.00 and increased the stated value of each share of common stock from $31.00 to $41.00. There were 39,919 shares outstanding at the time of the value adjustment which reduced retained earnings by $399,190.


16.  STOCK RESTRICTIONS


     The Company has one class of common stock. Each stockholder is entitled to one vote regardless of the number of shares owned. Restrictions on the stock include the following:

     o Individuals purchasing new shares of stock must be living within the service area of the Company and subscribe to the Company's telephone services. In addition, new stockholders are limited to purchasing no more than thirty shares of stock directly from the Company.

     o Stockholders are limited to ownership of not more than one percent of the outstanding shares o stock unless ownership was prior to the restated Article of Incorporation.

     o Stockholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.

     o In households with multiple individuals, only one person must be deemed the subscriber of Company services.

     o A one-time stock transfer to a family member (spouse, child, grandchild, parent, grandparent, or sibling) is allowed even if such transferee resides outside of the telephone exchange service area and is not a subscriber of the Company's telephone services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


16.  STOCK RESTRICTIONS (Continued)


     o    Stock transfers require the consent of the Board of Directors.

     The Company may adopt bylaws which may further restrict the transfer or ownership of capital stock of the Company.


17.  INVESTMENT IN SUBSIDIARIES


     Breda Telephone Corporation includes a wholly-owned subsidiary, Prairie Telephone Company, Inc. The costs in purchasing this subsidiary included value of consideration given and all direct and incremental costs relating to its acquisition. The total unamortizable cost is $115,420. The Company purchased $29,000 of stock.

     Prairie  Telephone  Company,  Inc. then formed a  wholly-owned  subsidiary,
     Pacific Junction Telemarketing Center, Inc., for its telemarketing business. The Company purchased $10,000 of stock and $50,000 has been contributed as additional paid-in capital. During 1997, Prairie Telephone Company formed an additional wholly-owned subsidiary, BTC, Inc. This entity was formed for its competitive local exchange carrier (CLEC) operations. Prairie Telephone Company purchased $20,000 in stock and during 1998 contributed $600,000 as additional paid-in capital.

     Breda Telephone Corporation also includes a wholly-owned subsidiary, Westside Independent Telephone Company. The Company purchased $2,010,038 of stock.

     Breda Telephone Corporation also formed a wholly-owned subsidiary, Tele-Services, Ltd., for its community antenna television (CATV) utility business. The Company purchased $75,000 of stock and $1,124,160 has been contributed as additional paid-in capital.


18.  RELATED PARTY TRANSACTIONS


     On September 22, 1975, Breda Telephone Corporation entered into an agreement for operation and maintenance with its wholly-owned subsidiary, Prairie Telephone Company, Inc. The agreement was amended effective October 1, 1981, to provide for operation, maintenance and management services billed at actual cost to cover day to day operational expenses and maintenance, as well as the income tax implications. As of December 31, 1998 and 1997, Breda Telephone Corporation has accounts receivable from Prairie Telephone Company, Inc. for $139,188 and $137,545, respectively.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


18.  RELATED PARTY TRANSACTIONS, (Continued)


     Breda Telephone Corporation also has an agreement with its wholly-owned subsidiary, Tele-Services, Ltd., to provide for the operation and maintenance of the various CATV systems. The fees paid by Tele-Services, Ltd. are based on actual costs for the day to day operations and maintenance, as well as the related income tax implications. As of December 31, 1998 and 1997, Breda Telephone Corporation has recorded an accounts receivable from Tele-Services, Ltd. of $18,467 and $171,668, respectively.

     Breda Telephone Corporation has recorded a payable to Westside Independent Telephone Company, wholly-owned subsidiary, of $52,592 as of December 31, 1998.

     In  addition,   Breda  Telephone   Corporation  has  recorded  an  accounts
     receivable as of December 31, 1998 and 1997 from Pacific Junction Telemarketing Center, Inc. of $91,705 and $82,562, respectively, and an accounts receivable from BTC, Inc. of $20,080 and $33,004, respectively. Both are wholly-owned subsidiaries of Prairie Telephone Company, Inc.

     Prairie Telephone Company, Inc. has recorded an accounts receivable as of December 31, 1998 and 1997 from Pacific Junction Telemarketing Center, Inc. of $17,639 and $27,493, respectively, and an accounts receivable from BTC, Inc. of $10,740 and $210, respectively. Pacific Junction Telemarketing Center, Inc. and BTC, Inc. are wholly-owned subsidiaries of Prairie Telephone Company.

     Tele-Services, Ltd. has accounts payable at December 31, 1997, of $151,810 to Prairie Telephone Company, Inc. Both are wholly-owned subsidiaries of Breda Telephone Corporation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


19.  ACQUISITION


     On June 1, 1998, Breda Telephone Corporation acquired Westside Independent Telephone Company in a business combination accounted for as a purchase. The Company purchased stock and the purchase price was then allocated to the respective assets acquired in the transaction based on fair value. Westside Independent Telephone Company owns and provides the telephone service in Westside, Iowa. The operations of Westside Independent Telephone Company are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $2,010,038, which exceeded the fair value of the net assets of Westside Independent Telephone Company by $1,178,472. The excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years.

     Additionally on June 1, 1998 in a related transaction, Tele-Services, Ltd., a wholly-owned subsidiary of Breda Telephone Corporation, acquired Westside Communications, Inc. in a business combination also accounted for as a purchase. Tele-Services, Ltd. also purchased stock and the purchase price was then allocated to the respective assets acquired in the transaction based on fair value. Westside Communications, Inc. owned and operated the cable television systems in Westside and Arcadia, Iowa. The operations of Westside Communications, Inc. are included in the accompanying financial statements since the date of acquisition, as well. The total cost of the acquisition was $254,289, which exceeded the fair value of the net assets of Westside Communications, Inc. by $157,611. The excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years.

     The total cost of both acquisitions was $2,264,327 and the total goodwill recorded was $1,336,083. See footnote number six for additional details regarding both transactions.

     Also on October 31, 1998, Tele-Services, Ltd. purchased the Auburn cable television system from New Path Communications, L.C. This business combination was also accounted for as a purchase. The purchase price of $64,610 was allocated to the respective assets purchased and two months of operations were recorded as of December 31, 1998.


     Assuming these acquisitions had occurred on January 1, 1997 unaudited pro forma consolidated revenues would have been $6,713,000 and $6,519,000 for 1998 and 1997 respectively. After considering pro forma adjustments, such as additional amortization expense as a result of good will and certain other acquisition related transactions related consolidated pro forma income and earnings per share would not have been materially different from the reported amounts for 1998 and 1997. The unaudited pro forma amounts are not indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of 1997.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


20.  SUBSEQUENT EVENT


     On January 11, 1999, the Company sold substantially all of its assets and liabilities of their Direct Broadcast Satellite (DBS) segment. The Company received cash of $8,274,689. The transaction resulted in a gain of $7,436,415, which will be included in operations during the first quarter of 1999.

                               PART III

Index to Exhibits.

Exhibit No.           Description of Exhibit                            Page No.
-----------           ----------------------                            --------

2.1         Stock  Purchase  Agreement  dated  May  22,  1998,  by and    E-1
            between   Arthur   Zerwas   and  Mary   Zerwas,   Westside
            Independent   Telephone   Company,   and  Breda  Telephone
            Corporation,   along  with  the  Amendment  to  the  Stock
            Purchase Agreement dated May 22, 1998. Exhibits A and B to the Stock Purchase Agreement are not included with this filing. Exhibit A lists the names and locations of all banks in which Westside Independent Telephone Company had accounts and the names of all persons authorized to draw thereon, and Exhibit B sets forth the covenants not to compete required to be executed by Arthur Zerwas and Mary Zerwas.

2.2         Stock  Purchase  Agreement  dated  May  22,  1998,  by and    E-12
            between   Arthur   Zerwas  and  Mary  Zerwas,   and  Breda
            Tele-Services, Ltd., along with the Amendment to the Stock Purchase Agreement dated May 22, 1998. Exhibits A and B to the Stock Purchase Agreement are not included with this filing. Exhibit A lists the names and locations of all banks in which Westside Communications, Inc. had accounts and the names of all persons authorized to draw thereon, and Exhibit B sets forth the covenants not to compete required to be executed by Arthur Zerwas and Mary Zerwas.

2.3         Asset  Purchase  Agreement  dated  October 6, 1998, by and    E-22
            between NewPath  Communications,  L.C. and  Tele-Services,
            Ltd.  The  following   schedules  to  the  Asset  Purchase
            Agreement are not included with this filing.

                  o     Schedule  1  -  Franchise  from  the  City  of
                        Auburn, Iowa.
                  o     Schedule  2  -  List  of  Real  and   Personal
                        Property (None).
                  o Schedule 3 - List of Contracts (None, except for Headend Lease).
                  o     Schedule 4 - Subscriber and Customer List.
                  o     Schedule 5 -  Complimentary  Services (Same as
                        Schedule 4).
                  o     Schedule 6 - List of Subscriber Rates.

                  o Schedule 7 - List of Television Broadcast Signals and Programming.

2.4         Asset  Purchase   Agreement  by  and  between  Golden  Sky    E-36
            Systems, Inc. and Breda Telephone Corporation dated as of November 30, 1998, along with the Amendment of Asset Purchase Agreement dated as of January 11, 1999. The following exhibits and schedules to the Asset Purchase Agreement are not included with this filing:

                  o     Schedule 1.4 - Business
                  o     Schedule 1.9 - Equipment
                  o     Schedule 1.13 - Inventory
                  o     Schedule 1.21 - Seller Contracts
                  o     Schedule 3.5 - Allocation of Consideration
                  o     Schedule 4.2 - Excluded Assets
                  o     Schedule 5.4 - Required Consents
                  o     Schedule 5.5 - Encumbrances
                  o     Schedule 5.9 - Patents, Trademarks and Copyrights
                  o     Schedule 5.10 - Financial Statements
                  o     Schedule 5.11 - Legal Proceedings
                  o     Exhibit A - Earnest Money Escrow Agreement
                  o     Exhibit B - Indemnity Escrow Agreement
                  o     Exhibit C - Bill of Sale
                  o     Exhibit D -  Assignment  and  Assumption  of
                        Contracts Agreement
                  o Exhibit E - Assignment and Assumption of Equipment Rental Agreements
                  o     Exhibit F-1 - Seller Non-Competition Agreement
                  o     Exhibit F-2 - Buyer Non-Competition Agreement
                  o     Exhibit G - Opinion Letter of Seller's Counsel

3.1         Amended and Restated  Articles of  Incorporation  of Breda    E-69
            Telephone Corp.


*3.2        Amended and Restated Bylaws of Breda Telephone Corp.          E-1


10.1        Employment Contract between Breda and Robert Boeckman         E-92

10.2        Employment Agreement between Breda and Jane Morlok            E-95

21          List of Subsidiaries                                          E-99


*27         Financial Data Schedule                                       E-17

* Included with this filing.

                              SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: September 17, 1999


                              BREDA TELEPHONE CORP.

                              By: /s/Dean Schettler
                              --------------------------
                              Dean Schettler, President